Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

In addition, the “In the News” page of the website also contains links to the following third-party articles:

SatNews Daily
CEI: XM-Sirius Merger Should Go Forward
July 10, 2007
The proposed merger of satellite radio companies XM and Sirius should be cleared by the Federal Communications Commission (FCC), according to regulatory comments filed yesterday by the Competitive Enterprise Institute (CEI).
“Satellite company mergers are one element of an evolving marketplace that increasingly magnifies consumer choice and ability to customize information; not merely information received, but also that which individuals themselves create or assemble for distribution to others,” said Wayne Crews, director of technology studies at CEI. “That personalization coexists with media enterprises that exist on a gigantic scale.”
Opponents of the merger have suggested that a combined XM-Sirius would raise antitrust concerns, but that would only be the case if their market were defined so narrowly as to intentionally exclude all other competitors beside XM and Sirius themselves. Both companies exist in an intensely competitive market for news and entertainment content currently being accessed by consumers across an array of media.
“Bureaucrats cause untold damage when they undermine network industries’ efforts to orient themselves, to attain the scale appropriate to fostering customization, and to achieve such feats as moving global information to the exosphere as satellite operations do,” said Crews. “Liberalizing spectrum for future satellite and communications operations—not restraining the private operations of those that now exist—should be FCC’s focus.”

Radio Ink
XM & Sirius Cite “Growing Momentum” For Merger
July 10, 2007
XM and Sirius Satellite Radio believe that the volume, diversity and strength of the public comments filed with the FCC during its public comment period demonstrate persuasively that their merger is in the public interest and should be approved.
“The support for our merger is as diverse as the programming we provide,” said Mel Karmazin, CEO of Sirius. “The thousands of pro merger comments from organizations representing diverse populations and interests, individuals, businesses, and experts plainly demonstrate that the combination of Sirius and XM is in the public interest.”
“These FCC comments strongly validate our contention that the merger will produce substantial public interest benefits,” said Gary Parsons, chairman of XM Satellite Radio. “These include greater programming choices, better prices, rigorous competition and more rapid innovation.”
Since the FCC opened its docket on the merger, more than 3,500 individuals have filed in support of combining the two companies. The FCC docket also includes positive comments from 20 organizations and businesses, including Circuit City, the NAACP and League of United Latin American Citizens, American Trucking Associations, National Council of Women’s Organizations, League of Rural Voters and American Values.

Company Says If XM and Sirius Merge,
It Wants To Enter The Market
from the man-behind-the-curtain? Dept
Techdirt – July 12, 2007
Originally, four companies bid on the licenses to operate satellite radio networks in the US; XM and Sirius were the only two left standing. However, one of the losing companies, Primosphere, is now requesting that if XM and Sirius merge, it be given half their spectrum so it can launch its own service. This is a particularly interesting development. On the face of it, the request by Primosphere would seem to take care of the supposedly pro-consumer concerns of the National Association of Broadcasters, which objects to the merger since it would only leave one satellite radio company. However, a merged XM-Sirius would resist giving up half its spectrum, since that would reduce its programming capacity, so it seems like there could be a catch-22 for the companies. Merge, and lose half their spectrum, or keep the spectrum and remain independent. The fact that Primosphere’s popped back up after requesting its license application be withdrawn in 2004 has led some to speculate that another player could be motivating it. Given the way the debate over this merger has played out so far, that wouldn’t too surprising.

July 10, 2007, 5:36 pm
A Sirius Message From the Consigliere
WSJ Deal Journal — Posted by Gregory Corcoran
Silvio Dante wants to make the Federal Communications Commission an offer it can’t refuse.
Dante, of course, is Tony Soprano’s consigliere on the famous mob show “The Sopranos.” His alter ego, Steve Van Zandt, sent a letter to FCC Secretary Marlene Dortch laying out reasons for his belief that the government shouldn’t block the combination of Sirius Satellite Radio and XM Satellite Radio Holdings. According to Van Zandt, the deal will enable subscription prices increases to slow and eliminate duplicative programming that will make room for more original shows.
Still, we can’t get the character who, in spite of a peaceful demeanor, unceremoniously disposed of Adriana La Cerva and Sal “Big Pussy” Bonpensiero out of our mind. Surely he is a man who should be heard and respected, right?
Actually, considering Monday’s post from us about the varied groups assembled by Washington lobbyists seeking to get this deal approved, it occurs to us that Van Zandt is a motley crew unto himself. He’s a member of Bruce Springsteen’s E Street Band and a solo recording artist, on top of the turn he just completed in “The Sopranos.”
According to the letter, he also produces three shows broadcast by Sirius: the Underground Garage Channel (playing so-called garage rock); the Outlaw Country Channel (playing alternative country music); and “It’s the Wiseguy Show” (hosted by Vincent Pastore, who played none other than the aforementioned Bonpensiero). Van Zandt says his experience with programming, both for terrestrial and satellite radio, makes him “uniquely qualified to be objective about what I see clearly as a complementary relationship between the two media.” (But don’t tell that to the National Association of Broadcasters, the terrestrial radio lobby.)
As if the merger stakes weren’t high enough, Van Zandt closes the letter by implying that the preservation of America musical culture is now in the hands of the federal agency. Dortch best tread lightly. Who knows to what lengths Dante will go in the interests of business?

Orbitcast
Posted by Ryan Saghir
07-09-07
American Values urges approval of Sirius, XM merger
And yet another organization has come out in support of the Sirius-XM merger, this time around it comes from the conservative non-profit group American Values.
Of particular interest to American Values is the proposed “block and rebate” offering that the combined company has promised to offer.
“Especially important to our membership is the commitment the parties have made to issue refunds to satellite radio subscribers who choose to block adult-themed programming,” said American Values President Gary Bauer, in his letter to the FCC. “Like so many people, the majority of our members do not want their children and families exposed to programming they may find indecent or offensive.”
American Values positions themselves as a “voice to help protect life, marriage, family, faith and freedom” and particularly are against so-called indecent and violent programming. They like the “block and rebate” program as a way to not only opt out of certain channels, but also enables subscribers to not subsidize the programming they find offensive.
But what about the NAB’s opposition?
“We believe that incumbent competitors should be forced to respond to this consumer-oriented merger by making their own service offerings more attractive, and should not be able to simply obstruct advances in the marketplace in order to serve their self-interests,” added Bauer.

Orbitcast
NAB concedes that XM/Sirius are “winning the war of words”
Wednesday, June 27, 2007 at 10:40 PM
In a recent email sent to its members, the NAB has conceded that supporters of the XM/Sirius merger “are winning the war of words at the FCC.”
Citing Siriusbuzz’s FCC Comment Scorecard, the NAB asked their members to not let their members “win the war of words” and to “submit comments to the FCC opposing the merger!”
The NAB even said they are “working hard to derail the merger” but even so, they asked members to “enlist station personnel, friends and family” to aid their cause.
As of June 22nd, nearly 2,600 comments have been filed to the FCC regarding the Sirius-XM merger, and over 2,000 are in favor of it.
If you would like to submit your comments to the FCC, you can do so through the easy to use forms located on both XMmerger.com and SIRIUSmerger.com. They are definitely far easier to use than the FCC’s own form.

In addition, the “What People Are Saying” and “Merger Resources” pages of the website contain links to the following information included on the website:

June 29, 2007	1 Crutchfield Park Charlottesville. Virginia 22911-9097 434-817-1000 Fax 434-817-1010 www.crutchfield.com
Marlene H. Dortch, Secretary
Federal Communications Commission
445 12th Street, SW
Washington DC 20554
RECEIVED & INSPECTED
JUL 02 2007
FCC-MAILROOM

Re: Application for Authority to Transfer Control of XM Radio Inc. and Sirius Satellite Radio Inc., MB Docket No. 07-57
Dear Ms. Dortch:
Crutchfield Corporation (Crutchfield), by this letter, adds its name to the long list of supporters of the proposed merger of Sirius Satellite Radio Inc. (Sirius) and XM Radio Inc. (XM).
Crutchfield, which celebrates its 33rd anniversary in 2007, is one of nation’s most respected retailers of consumer electronics products. Since its introduction in 1974, the Crutchfield catalog has been a respected authority on car and home entertainment products, winning multiple awards for quality, design, and usefulness. Since its launch in 1995, the Crutchfield website has been equally as acclaimed.
Based on our longstanding expertise in both the home and car audio entertainment business, we strongly believe that this merger will be beneficial to consumers. In fact, we believe that it is critical for the continued growth of this medium. In our view, without the economies provided by a merger, these two companies may not be able to generate the necessary financial return to maintain the excellence of their services.
Since Sirius and XM launched their satellite services, many more listening options have become available to the consumer. Most notably, the iPod/MP3 revolution has given people access to their vast libraries of music in their homes and cars. HD Radio will soon be a huge market force. As terrestrial radio stations convert to this

Marlene H. Dortch
June 29, 2007

digital format, they will be able to offer listeners a much wider choice of listening options. Also, Internet radio is becoming increasingly popular. In other words, a merged Sirius/XM will not have the market power which it would have had just a few years ago. The “playing field” has changed dramatically since these services were launched.
In this plentiful environment, satellite radio remains a small player. Instead of blocking this merger out of unrealistic concerns that a merged Sirius/XM somehow will be able to dominate its market, regulators should move quickly to permit these two emerging companies to combine their operations. By so doing, they will be ensuring that satellite radio will have the resources to survive and continue developing innovative products and services in an intensely competitive environment. Obviously, that will be a big benefit for our society.
Respectfully submitted,
William G. Crutchfield, Jr.
Founder and CEO

Richard D. Holcomb
General Counsel and Senior Vice President
for Law and Regulatory Affairs
June 21, 2007
The Honorable Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re:	Consolidated Application for Authority to Transfer Control of XM Radio Inc. and Sirius Satellite Radio Inc., MB Docket No. 07-57
Dear Secretary Dortch:
     On behalf of the American Trucking Associations, Inc. (“ATA”), I write in support of the proposed merger of XM and Sirius. The satellite radio merger will produce many benefits for consumers in general and truckers in particular. Accordingly, ATA urges the Commission to approve the transaction.
     Established in 1933, ATA is the largest national trade association for the trucking industry. Through its federation of other trucking groups, industry-related conferences, and its 50 affiliated state trucking associations, ATA represents more than 37,000 members representing every type and class of motor carrier in the United States. ATA serves the interests of more than nine million people and 420,000 companies involved in trucking before Congress, the courts, and regulatory agencies.
     Truckers were among the first to embrace satellite radio and arguably have adopted it more quickly than the general public, making us particularly well qualified to evaluate what is good—and what could be better—about this particular audio entertainment option. Importantly, each satellite radio provider has introduced channels directed specifically at the trucking industry—“Open Road” (XM Channel 171) and “Road Dog Trucking Radio” (Sirius Channel 147)—each featuring content not available elsewhere. For example, ATA has worked with XM to support a semi-monthly program dedicated to initiatives by ATA’s research branch, the American Transportation Research Institute (“ATRI”) on truck safety and environmental issues,1 and a weekly segment in which representatives of ATA’s Technology and Maintenance Council

[1]	See Press Release, ATRI To Be Regularly Featured On XM Radio’s Dave Nemo Show, May 1, 2006, at http://www.truckline.com (last visited Apr. 17, 2007).
rhalcomb@trucking.org

Letter to The Honorable Marlene H. Dortch
June 21, 2007

discuss maintenance, inspection, equipment specifications, and other technical issues.2 Sirius subscribers, however, cannot access this programming—or Major League Baseball and other programming on XM—without also subscribing to XM, for a combined price of $25.90 per month. And XM subscribers cannot access other programming that is unique to Sirius, such as NASCAR and the National Football League, without similarly paying for both services.
     The proposed merger will eliminate such problems and expand choices for all consumers, including truckers. Rather than being forced to choose between content that currently is exclusive to one satellite radio provider, consumers will gain access to packages offering the “best of both” services for significantly less than the current combined price. Meanwhile, consumers with more focused programming preferences who do not want all of this content will be able to obtain packages of fewer channels at a lower price than the $12.95 package which is the only one available today.
     The merger will allow the companies to improve their services in other important ways. Combining their operations will result in savings for the two satellite radio providers and will free up additional capacity on their systems. This will enable the merged company to improve on services that are vital to truckers today, such as traffic and weather, and will facilitate the introduction of new offerings such as advanced data services that may likewise prove valuable. And more generally, the merger will allow the companies to become more efficient overall, ensuring that satellite radio can be a viable competitor in the increasingly competitive market for audio entertainment services.
     ATA and the millions of people it represents look forward to the prospect of such benefits, and hope that the Commission will take them into account and approve the proposed satellite radio merger. Thank you for your consideration of these views.

Sincerely

Richard D. Holcomb

[2]	See Press Release, ATA’s Technology & Maintenance Conuncil to Debut on XM Satellite Radio, at http://www.truckline.com (last visited Apr. 17, 2007).

2

Dear Ms. Dortch:
On behalf of the staff and entertainers of the Underground Garage Channel (an original Rock & Roll format), the Outlaw Country Channel (an original alternative Country format), and “It’s The Wiseguy Show!” (an original talk show broadcast on the Uncensored Comedy Channel: Raw Dog), all of which I created and currently broadcast on Sirius Satellite Radio, I wish to express my strong support for the merger of Sirius and XM Satellite Radio (XM).
Since I create and currently broadcast successful programming in both Satellite and Traditional Broadcast Radio, I feel I am uniquely qualified to be objective about what I see clearly as a complementary relationship between the two media.
Traditional Radio will continue to serve the masses and their vast commercial needs, while Satellite will fulfill the ever-growing number of profoundly important niches, which include nothing less than the entire musical history of American culture. These niches, when separated into genres—the history of Rock & Roll, the history of Blues, the history of Jazz, the history of Gospel, etc.—are no longer commercially viable individually, but when offered in combination, are.
The merger will allow the subscription price of Satellite Radio, already quite reasonable in my opinion considering the vast amount of content delivered, to increase at a slower rate, if at all.
It will also allow for the elimination of duplicative programming, making more room for original content.
And finally, the merger will combine and focus the marketing budgets of the two companies which, at present, under-serve the new original content which requires more attention, more detailed explanation, and more publicity than the traditional musical genres the listening audience is used to.
In short, the merger will ensure that both companies, Sirius and XM, will be able to rise above mere survival and allow the new, combined company to have the security and strength to flourish and become a national institution and asset.
Nothing less than the preservation of American musical culture is at stake.
Respectfully submitted,
Steven Van Zandt

Comments of
Edwin Meese, III
Ronald Reagan Distinguished Fellow in Public Policy
and Chairman of the Center for Legal and Judicial Studies
The Heritage Foundation
and
James L. Gattuso
Senior Research Fellow in Regulatory Policy
The Heritage Foundation
On
Applications of Sirius Satellite Radio Inc. and XM Satellite Radio Holdings, Inc.
for Consent to Transfer Control
MB Docket No. 07-57
Submitted to the
Federal Communications Commission
July 9, 2007
     In accordance with the Public Notice issued by the Commission on June 8, 2007 we respectfully submit these comments on the applications of XM Satellite Radio Holdings Inc. and Sirius Satellite Radio Inc. for consent to transfer control of licenses in connection with their proposed merger. We believe that the proposed merger is consistent with the public interest, and the Commission should grant the applications.
     Sirius and XM won their licenses in an FCC auction 10 years ago and began offering service in 2002 and 2001, respectively. Growth has been rapid, with combined subscribership nearing 14 million last year. But despite this growth, the firms have struggled financially. The cost of launching and maintaining satellites and other infrastructure is high; as is the cost of programming (Howard Stern alone costs Sirius some $100 million per year.) Neither XM nor Sirius has ever made a profit – Sirius lost $1.1 billion and XM $719 million, in 2006 alone.
     By merging their operations, XM and Sirius hope to improve this financial performance. Among the benefits they foresee: accelerated development of new technologies as research budgets are combined and increased variety of programming due to increased channel capacity. In addition, the firms predict they will save $200-$400 million in costs. Of course, none of these benefits are guaranteed. In dynamic markets, no particular outcome is ever certain. Nor should it be – whether a particular business plan works is best determined by consumers in the marketplace1. The Commission’s duty is to determine whether a proposed transaction is inconsistent with the public interest. Because of the dynamic competition in the audio entertainment market, there is little or no possibility of such harm from this proposed merger.
     This January, the National Association of Broadcasters filed comments in the Commission’s Quadrennial Regulatory Review proceeding declaring that “...there can be no reasonable doubt that the current media marketplace is robustly competitive, and indeed exploding at the seams with consumer choices for both delivery mechanisms and content.”2 It was right. Consumers today can choose among terrestrial radio, satellite radio, and – increasingly – Internet-based radio programming Excluding Internet programming, XM and Sirius account for only 3.4 percent of total radio listenership3. Moreover, other forms of audio entertainment compete for American ears. In fact, iPods and other MP3 devices, which have grown phenomenally in recent years, may be the biggest challenge to radio of any kind.4
     Critics of the XM-Sirius merger, however, have argued that this competition doesn’t count. Satellite radio, it is argued, is so different from these other alternatives that it is really a separate market all to itself. But is the satellite radio business really that distinct? To consumers, after all, radio is radio. They don’t care how it gets there. Certainly, there are differences – terrestrial radio has more local programming and is free, while satellite radio is more specialized and is subscription based. But these differences do not mean that the two industry segments operate in separate markets. Instead, they are simply alternatives within the market from which consumers may choose. Such differences are not at all unusual in a healthy marketplace. In fact, rather than preclude competition between the segments, they foster it.
     Critics have also argued that if competition does exist between satellite radio and broadcast radio, it is on a “one-way” basis. Specifically, they have argued that XM and Sirius compete with traditional radio in local markets, but that traditional radio doesn’t compete with satellite for national programming. However, while broadcasters transmit signals locally, national programming – through networks and syndication – is commonplace. Critics also argue that competition is uneven because satellite radio is subscription-based and – unlike broadcasters whose ad-revenue depends upon ratings – doesn’t lose money unless a customer drops his or her subscription. But does satellite radio really have a lock on consumers? A radio subscription isn’t like an electric bill;

[1]	For this reason, the Commission should refrain from imposing any conditions on the proposed merger imposing price or service guarantees.

[2]	Reply Comments of the National Association of Broadcasters “2006 Quadrennial Regulatory Review—Review of the Commission’s Broadcast Ownership Rules and Other Rules Adopted Pursuant to Section 202 of the Telecommunications Act of 1996”, , MB Docket No. 06- 121, at 34 (filed Jan. 16, 2007).

[3]	“Arbitron: Satellite Radio Accounts For 3.4% Of All Radio Listening,” RadioInk.com (http://www.radioink.com/HeadlineEntry.asp?hid=137022&pt=archive).

[4]	See, Remarks of David Rehr, National Association of Broadcasters, National Press Club, October 4, 2006, p. 5 (“Who are our newer competitors?. On the radio side, we have satellite radio, Internet radio, iPods, other MP3 players, cell phones and others. How will we compete?”).

2

few consumers see it as a “must-have”. If radio broadcasters provide enough of what they want, subscribers will leave.
     The merger of XM and Sirius will not harm the public interest. Satellite radio is just one of an increasing array of audio entertainment choices available to Americans. Rather, the transaction offers a number of potential benefits to consumers, and increases competition. The Commission should not block this merger.

3

July 5, 2007
ELECTRONIC FILING
Marlene H. Dortch, Secretary
Federal Communications Commission
445 12th Street, SW
Washington DC 20554

Re:	Application for Authority to Transfer Control of XM Radio Inc. and Sirius Satellite Radio Inc., MB Docket No. 07-57
Dear Ms. Dortch:
Frank Sinatra Enterprises respectfully submits this letter in support of the proposed merger of Sirius Satellite Radio Inc. (Sirius) and XM Radio Inc. (XM). In April, 2006, Frank Sinatra Enterprises launched a channel on Sirius, entitled “Siriusly Sinatra,” which is dedicated to the music, time and spirit of Frank Sinatra. Frank Sinatra Enterprises believes the proposed merger will greatly benefit consumers by making this exclusive programming available to more listeners.
“Siriusly Sinatra” is a 24-hour, seven-day-a-week, commercial-free channel that airs recordings covering Sinatra’s entire career, as well as other artists from the big band, swing and traditional pop genres. The channel also provides exclusive programs, including “The Chairman’s Hour,” a program that is “hosted” by Frank Sinatra himself using archival material, and “The Nancy Sinatra Show,” a weekly show hosted by Nancy Sinatra.
Frank Sinatra Enterprises understands that opponents of this merger claim that the merger of Sirius and XM will result in a monopoly that will harm consumers. Given the broad selection of products and services used by consumers to listen to Frank Sinatra’s works, we have a hard time understanding this argument. The music of Frank Sinatra and other big band, swing, and traditional pop music is available on terrestrial radio, internet radio, and available for download to MP3 players.
We believe that the merger of Sirius and XM will greatly benefit consumers.

Marlene H. Dortch, Secretary
July 5, 2007

Satellite radio has permitted Frank Sinatra Enterprises to create a unique format that provides consumers with commercial-free access to this classic genre of music and entertainment 24 hours a day not reliant on simply appealing to the lowest common denominator of a broadcast demographic. The merger of Sirius and XM will make this extraordinary programming available to many more listeners, including those who currently subscribe to XM. Understand that the merger also will make programming choices available to listeners on a more a la carte basis at lower prices. In our view, this will encourage more listeners to subscribe to satellite radio.
For these reasons, Frank Sinatra Enterprises strongly urges the FCC to approve the merger of Sirius and XM.
Respectfully submitted,

Robert A. Finkelstein
RAF/dm
8573 Olympic Boulevard, Los Angeles, California 90035 Telephone: (310) 289-0153 Fax: (310) 289-0165

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, DC 20554
July 9, 2007

In the Matter of	)
)
XM Satellite Radio Holdings Inc.,	)
Transferor	)
	)	MB Docket No. 07-57
and	)
)
Sirius Satellite Radio Inc.,	)
Transferee	)
)
Consolidated Application for Authority	)
To Transfer Control of XM Radio Inc.	)
and Sirius Satellite Radio Inc.	)
)

Comments of the Competitive Enterprise Institute
Clyde Wayne Crews Jr.*
VP Policy, Director of Technology Studies
Competitive Enterprise Institute
1001 Connecticut Ave., N.W. Suite 1250
Washington, D.C. 20036
Office: 202.331.1010
Direct: 202.331.2274
Mobile: 202.251.4298

  2
Comments of the Competitive Enterprise Institute:1
Contents
•	Introduction: Antitrust Heightens Vulnerability to Political Predation

•	Opposing Viewpoints, Choice and Democracy Safer in a Media-Saturated World

•	Antitrust’s Sherman and Clayton Foundations Occupy Shakier Ground Today

•	The Illegitimacy of External Market Definition

•	Satellite Radio Disadvantages

•	Competitive Market Alternatives Transcend Obvious Substitutes

•	Orbiting Around the Real Issue: Competing Satellite Platforms

•	Antitrust Law “Barriers to Exit” Impede Needed Retrenchment

•	Imposed Concessions or Conditions Are a Fundamental Error

•	FCC Proceedings’ Proper Focus

•	Conclusion
Introduction: Antitrust Heightens Vulnerability to Political Predation
The Federal Communications Commission’s (FCC) recent hearings on media ownership, today’s debates over “net neutrality,” content regulation, a la carte programming pricing, and—the current instance—disputed mergers between communications firms like XM and Sirius signify that a heavy government role in determining the ownership structure of major media in the U.S. remains the default presumption. This should not be the case.
Satellite company mergers are one element of an evolving marketplace that increasingly magnifies consumer choice and ability to customize information; not merely information received, but also that which individuals themselves create or assemble for distribution to others. That personalization coexists with media enterprises that exist on a gigantic scale. Bureaucrats cause untold damage when they undermine network industries’ efforts to orient themselves, to attain the scale appropriate to fostering customization, and to achieve such feats as moving global information to the exosphere as satellite operations do. Liberalizing spectrum for future satellite and communications operations—not restraining the private operations of those that now exist—should be FCC’s focus.
The stakes are high for the communications industry at every level, from broadcasters to content providers to infrastructure providers. Controlling media structure facilitates regulating it across the board, whether through outright interventions or threats.
As CEI routinely emphasizes in regulatory agency filings, all parties stand to gain more from FCC rollback than from a re-legitimized regulatory regime. As in other frontier

[1]	The Competitive Enterprise Institute is a non-profit public policy organization committed to advancing the principles of free markets and limited government.

  3
industry antitrust battles, this clash promises the greatest consumer bounty if regulators and opponents restrain interventionist impulses.
Worse, communications industry merger foes, like broadcasters, increase their own vulnerability to future political predation by resurrecting hackneyed smokestack-era antitrust arguments opposing this merger. Whatever genuine competitive threats broadcasters face from an energized XM-Sirius, that very broadcast industry—which faces a media ownership debate and even new threats of a “fairness doctrine”—will itself be rendered more vulnerable following successful restraint of XM-Sirius. Prospects of being let alone are better when healthy competitors flourish. Rather than calling the satellite industry a “separate market” in need of bureaucratic administration, all parties will ultimately profit from its being recognized as what it is—one of many ascendant competitive options populating media and entertainment.
If the FCC believes the technology marketplace cannot discipline itself and that micromanagement—even a forcibly mandated corporate non-integration (or withholding of permission, which amounts to the same)—qualify as sensible public policies, then no intervention is off-limits for any competitor. Meanwhile, regulators and competitors overseas notice how we treat our frontier industries, and emulate it—sometimes to the detriment of American business seeking to expand operations.
Opposing Viewpoints, Choice and Democracy Safer in a Media-Saturated World
The XM-Sirius merger arises in a context in which many regard “big media” enterprises (curiously even in the distributed Internet age) as somehow threatening democracy, diversity and choice. But media companies—including those supplying “digital audio radio services” (shortened to DARS)—are conduits for information of every sort, and as private parties, they cannot monopolize it. Monopoly in information is impossible in a free society whose government does not practice censorship. Yet, the American Antitrust Institute, echoing FCC’s position at the time of licensing XM and Sirius, proclaims that a merger not only puts consumers are at risk of losing station choices, but that “the diversity of programming viewpoints” is at stake if programmer (as opposed to consumer) access to a national satellite platform is reduced from two to one.2
The reality of aggressive competitor and programmer disciplinary responses to a merger like this will be addressed shortly, but we must dispense early with the notion that market activities themselves are the barrier to diversity of viewpoints. Precisely the opposite is true, yet this misperception colors the entire debate over media merger: Whether or not “intramodal” or “intermodal” competition exist, without government censorship there is no fundamental scarcity of information, nor can there be; more information can always be created, and particularly in our Internet-enabled age, nobody can silence anybody else. The most “big media” can do is refuse to share megaphones and soapboxes, figuratively

[2]	Comments of the American Antitrust Institute before the Federal Communications Commission In Opposition to Transfer Application, MB Docket No. 07-05. June 5, 2007. p. 14. (Emphasis in original.) http://www.antitrustinstitute.org/archives/files/aai-%20XM-Serius%20letter%20to%20FCC%205-1-07_060520072048.pdf.

  4
speaking, which doesn’t violate anyone’s rights or threaten democracy, expression or “diversity of viewpoints.”
The threat to viewpoints, diversity and choice is the accusation to trump all others; if it were true, it would be far more significant than the “mere” economic efficiency and welfare loss arguments that traditionally dominate merger debates. Ultimately, we must assess what is to be gained in preventing a merger, versus what is sacrificed in terms of consumer benefits from blockage; we must look at who wins from preventing a perfectly normal—and in a properly functioning market, one of many more to come—commercial transaction from moving forward.
Antitrust’s Sherman and Clayton Foundations Occupy Shakier Ground Today
Antitrust regulation allegedly polices monopolization and restraint of trade. But by elevating government intervention above the competitive discipline imposed by rivals, content providers, consumers and Wall Street investors, antitrust allows disgruntled firms to “collude” with authorities to mount costly (to the parties, the economy and consumers) legal attacks against rivals. That comfortable alliance fosters selective perception of monopoly power throughout the technology sector. Recently in the crosshairs: computer operating systems, business accounting software, databases, Internet routers, chips, online instant messaging, broadband services. Purveyors of all have been labeled “anticompetitive” domestically and abroad.
Perspective is warranted in a case like XM-Sirius: Total combined market capitalization reaches $13 billion, compared to the nearly $200 billion cumulative investment in the nation’s wireless phone network (which increasingly offers music services that challenge satellite radio) or the—to pick one firm—$57 billion market capitalization for Comcast Cable. Only some three percent of the public subscribe right now; the (approximately) 14 million subscribers that the XM-Sirius combination would serve seems hardly overwhelming compared with America’s 113 million households, its 66 million cable subscribers, and an over-the-air broadcast infrastructure that reaches pretty much everybody. Yet critics imply that the growth from the single digits under the auspices of a single firm would be a bad thing. That’s perplexing; “restraint of trade” is at issue, but there’s sleight of hand stirring about who’s engaged in such conduct—producers who want to produce, or those attempting to stop them.
In its practical impacts, antitrust regulation doesn’t simply pick winners and losers; it artificially compels into existence an industry structure that otherwise would not have existed; it dictates entire business models by reorganizing industry parameters themselves. The distortions created by subjectivity in interpreting antitrust law, compounded by self-serving interpretations by competitors and agencies magnify when agencies get two bites at the apple as occurs when license transfers are involved. It’s less that FCC need not resolve what consumers and the competitive environment are better suited for; it’s that agencies are fundamentally incapable of such a task; particularly when their inquests are animated by rivals who would actually be disinclined to complain at all if they truly expected the merger to deliver a service consumers would reject. Indeed, as a

  5
general antitrust reform measure, we support limiting the standing of competitors (as opposed to suppliers and downstream purchasers) in antitrust proceedings.3
The Illegitimacy of External Market Definition
Opponents invoke the satellite market’s “distinction” as cause to dismiss the merger. Narrow, unnecessary, and self-serving market definition by rivals threatened by a merger or other competitive business moves are common. Healthy, competitive distinctions become painted as illegitimate market advantages, while competitive alternatives available to the complainants, and entrepreneurial incentives others perceive in those very distinctions, remain downplayed or ignored.
Market definition hi-jinks have arguably worsened in recent years, in the sense that there’s less excuse. Despite periodic modernization campaigns4 smokestack-era antitrust thrives in non-technology sectors in what might be called the “Jarred Pickles” syndrome, which infects policy and undermines efforts to limit antitrust’s extension into hyper-competitive technology sectors. Regulators halted the Heinz-Beechnut baby food merger to prevent pureed fruit and vegetable monopolization. The Philip Morris-Nabisco merger required selling off the “intense mints” business (Ice Breakers™). The Federal Trade Commission has even considered whether premium ice cream and jarred pickles are monopolizable markets. Since no internal sense of aversion to the preposterous automatically casts such cases aside or punishes those who file them, anyone who desires may arbitrarily specify a separate market in any realm.
Thus satellite’s “merger-to-monopoly” is the ripest of targets; if one wants to find legal precedents to block it, that can be done. But that is not the same as an exercise in safeguarding consumer welfare.
Objections to the proposed merger are conventional: Combining the satellite radio marketplace’s only two players would stifle competition. Here, the argument is that the merger would create a monopoly in “digital audio radio services,” (again, DARS), and in the worst case threaten free speech or democratic (not the party) expression. Publicly, critics fear price increases (or, privately, decreases), loss of consumer choices and

[3]	On predatory pricing specifically, see, for example, Donald J. Boudreaux and Andrew N. Kleit “Cleaning Hands In Predation Cases: A Modest Proposal To Improve Predatory-Pricing Suits,” Competitive Enterprise Institute Issue Analysis, October 1, 1996, http://www.cei.org/gencon/025,01614.cfm.

From the Executive Summary:

Rivals of price-cutting firms should be denied standing to sue for predation. The only private parties permitted to sue for predation should be firms that supply, and firms that buy from, price cutters....Every firm wants to be a monopolist in its own market, but also wants to buy from and sell to firms that are not monopolies. Consequently, while firms may have incentives to wrongfully accuse their rivals of predatory price cutting, no firm has an incentive to wrongfully accuse its customers or suppliers of predation....All that Congress needs to do is amend sections 4 and 16 of the Clayton Act to specify that rivals of price cutters have no standing to file suits alleging predatory behavior.

[4]	The recent Antitrust Modernization Commission submitted its final report to Congress on April 2, 2007. The report is at http://www.amc.gov/report_recommendation/toc.htm.

  6
programming diversity (or an increase in both). FCC Kevin Martin promised scrutiny, saying “The companies would need to demonstrate that consumers would clearly be better off with both more choice and affordable prices.”
Emphasis on a concept called “intramodal competition” characterizes this merger debate. That is, opponents liked having XM and Sirius compete, and want to keep it that way. In reality, network competition encompasses not merely movement from “A to B” on one wired or wireless network, or across one medium—but rivalry among platforms themselves. That is, intermodal competition is sufficient. And more: even without intramodal or intermodal rivalry, a constellation of pressures comes to bear on any network that abuses position.5 Even monopoly’s “inefficiencies” merit tolerance in comparison with the realities of government failures and the likelihood that regulation locks in genuine inefficiencies. Administrative mistakes can be more difficult to rebound from than mere market misjudgments, upon which pitiless competitors pounce. Regulatory interventions like that being sought in the case of this merger often dampen the requirement for competitive responses; consumers suffer—but it’s unseen. They’re denied the “creative destruction” that the next phase of entrepreneurship could otherwise bring. (For example, satellite radio is valuable to rural areas because they’re frequently underserved by over-the-air broadcasters, according to Niel Ritchie of the Minneapolis-based League of Rural Voters.6 Broadcasters benefit if relieved of the need to react to a strengthened satellite industry.)
Notably, the lack of additional intramodal DARS competition is not independent of prior government policies, and whatever market deficiencies have resulted are not resolved by government’s blocking this merger. The failure to drastically liberalize spectrum policy is the elephant in the room. In another example, Gregory Sidak invokes distinct markets in subscriber and non-subscriber radio created by FCC’s indecency regulations.7 In a sense, it’s probably not legitimate to call something a market segment when the current structure was created either legislatively or largely driven by prior regulation; or created arbitrarily, as in awarding the original satellite licenses to two rather than merely one entity in the first place, as could conceivably have been done to no ill effect. (Or to three or four entities; what matters is fluid secondary markets in spectrum and bandwidth, a more worthwhile focus for the FCC.)
Antitrust lawyer David Balto provides a good summation of arguments that satellite markets are legitimately “distinct” (in trustbuster parlance, not necessarily in the normal

[5]	Some are discussed in Adam Thierer and Wayne Crews, What’s Yours Is Mine: Open Access and the Rise of Infrastructure Socialism. Cato Institute: Washington, D.C., 2003.

[6]	http://www.latimes.com/news/opinion/la-oew-healey25jun25,0,4170271.story?coll=la-opinion-center.

[7]	Expert Declaration of J. Gregory Sidak Concerning the Competitive Consequences of the Proposed Merger of Sirius Satellite Radio, Inc. and XM Satellite Radio, Inc. March 16, 2007. Copy stored at http://www.xmsiriusmonopoly.org/images/sidak_study.pdf.

  7
sense of the term) from other audio offerings. In testimony before the Senate Judiciary Antitrust Subcommittee, he notes that satellite service: 8
•	Is fully commercial free

•	Aggregates demand for products that could not otherwise exist in a locality, but make sense offered nationally (his example is nationwide broadcast of a Red Sox game to D.C. listeners)

•	Is capable of following users everywhere they go

•	Offers far greater variety than even that available otherwise in major metro areas

•	Provides diversity and introduces listeners to new content

•	Offers content unregulated by FCC content strictures
But satellite is a response to the very lack of these features in conventional services—and now the perverse claim is that its expansion by a streamlined entity must be restricted to benefit consumers. Apart from the alleged failure of traditional broadcasters to offer variety, diversity and novelty being undeniably the fault of conventional broadcasters themselves, objection to each of these arise:
•	Satellite is commercial free, but broadcast is subscription-fee free

•	Local Red Sox games do not make satellite radio particularly unique or necessarily even attractive when interactive Internet radio (and podcasts and Webcasts, for that matter) increasingly makes far more advanced versions of local broadcasts possible. On Nascar.com, one can listen in on individual drivers,[9] not merely the race itself; that’s not an option with satellite’s current configuration

•	As for content restraints, broadcast should be teaming with satellite for greater freedom; meanwhile, satellite itself faces threats that its content will be regulated as well.
Some opponents have called permitting a merger a “bailout” for XM and Sirius, which have been losing money. But since government should not be dictating competitive markets industry structure in the first place, forcibly keeping apart entities that seek to streamline would instead constitute corporate welfare for over-the-air and online broadcasters, who would get a reprieve from having to deal with a stronger competitor (an FCC-granted license to idleness that harms consumers). The broadcast industry, which itself has and will seek consolidation (and we have supported those ventures as well10), would best moderate such remarks.

[8]	Testimony of David A. Balto before the Antitrust Subcommittee of the Senate Judiciary Subcommittee on Antitrust, Competition Policy and Consumer Rights. The XM-Sirius Merger: Monopoly, or competition from new technologies? March 20, 2007. http://judiciary.senate.gov/print_testimony.cfm?id=2601&wit_id=6190.

[9]	Nascar TrackPass offers “LIVE in-car audio for all 43 drivers!” for a fee. http://www.nascar.com/trackpass/.

[10]	See Wayne Crews, “Media Ownership Rules vs. Separating Speech and State: Which Serves Consumers, and What Should FCC Do?” CEI c:\spin, April 30, 2007. http://www.cei.org/gencon/016,05919.cfm.

  8
In reality people can substitute among many options available in cars, homes and portable devices like mobile phones and iPods. Some services are beamed without user input; others are user programmed. All services operate somewhere along the market vectors of (1) broadcasting or narrow-casting and (2) of being provider-programmed or user programmed. The combinations available in the market continuum are infinite, and regulators wield no special information about the proper points to occupy. The fact that consumers can increasingly use the resulting audio (and increasingly video) services interchangeably thanks to mounting competitive pressures, along with consumers’ ability to switch easily if they choose, matter more than conjuring artificial distinctions based upon the source, particularly when the complaining parties’ own business models are transitioning unknown directions along both these vectors. It’s quite unlikely that competitors are prepared to swear off extending their business models along these vectors as they become more capable of matching satellite feature-for-feature. Since they won’t swear off their own competitive advantages, it’s illegitimate to ask FCC to impose disadvantages on a satellite.
“Relevant market” assessment should not be performed at all; since it is, it must at least recognize close substitutes in terms of what consumers experience, not the particular medium; It must also recognize that a combined XM-Sirius cannot prevent defection. As a Los Angeles Times editorial summed it, “The goal should be to promote choice not in the niche occupied by XM and Sirius, but in the general market of audio entertainment.”11 One caveat: regulators can’t “promote” choice apart from keeping out of the way of those actually doing things.
And that choice is burgeoning. NAB’s president recognized the existence and strength of substitutes that are presumably enough to threaten his own industry (but presumably not satellite). Quoted in a Wall Street Journal editorial, he said: “On the radio side, we have satellite radio, Internet radio, iPods, other mp3 players, cell phones, and many, many other things. How will we compete?”12 The idea that the same services that threaten the far larger broadcast industry cannot also discipline satellite doesn’t hold together well.
Additionally, even without tomorrow’s inevitable competing satellite ventures, competitors threaten: along with broadcast radio itself and the items specifically mentioned by NAB in the preceding paragraph we have digital radio, music-only upper-tier cable channels and cellphone company advances into the portable radio/music market. In terms of numbers, some 90 million loaded mp3 players are in use, while 65 million enjoy streaming Internet radio.13 As the rivals to satellite radio incorporate video programming, say, for information services or videos to accompany the song one hears, they become even more attractive by comparison.

[11]	“Let XM and Sirius Merge,” Los Angeles Times, February 20, 2007. http://www.latimes.com/news/opinion/editorials/la-ed-radio20feb20,0,1739880.story?coll=la-news-comment-editorials.

[12]	Cited in “What’s the Frequency, NAB?” Wall Street Journal, April 21, 2007. p. A8 http://online.wsj.com/article_email/SB117712130983777658-lMyQjAxMDE3NzI3MzEyMjMxWj.html

[13]	“A Monopoly—Not,” San Francisco Chronicle, February 26, 2007, p. B4. http://sfgate.com/cgi-bin/article.cgi?file=/c/a/2007/02/26/EDGRCOA5CM1.DTL.

  9
HD Radio, which requires new receivers, faces hurdles but is “making inroads into the new car market,” according to a Washington Post article citing research noting the 200,000 receivers sold in 2006 will reach a projected 1.5 million in 2007.14
Among the many who do strike a cautious tone in this debate, Gigi Sohn of Public Knowledge points out the many ways in which the various products do differ, but notes that “a product needn’t be identical to be substitutable.”15 She does favor some restrictions on the merged entity with which we would disagree (addressed below), but this observation is the heart of the matter.
The “jarred pickle” syndrome invites a cynical view: There are only two ways the satellite market can realistically be considered “distinct” from this broader audio cornucopia to which consumers can so easily defect; either the entertainment and news services are not audio, or people perceive satellite radio with something besides their ears. There are no clear winners in this high-stakes battle, but government intervention would tilt the playing field, would make consumer defections likely to be away from satellite audio rather than toward it. The market definition game does illustrate the arbitrariness of antitrust regulation, the willingness to use government to manipulate consumer options via incentives that have nothing to do with marketplace realities. As we stress, there’s enough potential retaliatory mischief to go around: Why not a predatory-pricing suit from XM and Sirius against HD Radio for offering free radio as they struggle to establish for-pay services (particularly upon announcement of some future merger)? It’s unfair, after all. Or a suit based on the fact that NAB reaches the entire public at no cost while satellite reaches less than four percent.
Satellite Radio Disadvantages
Whatever “distinct” features give the current configuration of the satellite industry transitory advantages, satellite’s disadvantages relative to today’s competitive options must be noted in fair debate. No one wields the omniscience that would warrant pre-judging the relative advantages of either side, and locking in their conclusions allegedly on behalf of consumers. The XM-Sirius capability to generalize or aggregate broadcaster-selected content for a national market may be less important than increasing personalization offered by interactive Internet radio that can reach the same national market—and appears on the verge of becoming mobile itself.
Satellite radio is irretrievably non-interactive, stuck in the old model whereby a programmer chooses for you; trends and customer preferences are instead toward user programming and finer choices than even satellite can offer. The reality is that some

[14]	Sam Diaz , “HD Radio Grabs the Ear of Satellite Rivals: As Listeners Discover High Definition, XM and Sirius Face Growing Competition,” Washington Post, July 3, 2007. p. D4.

[15]	Testimony of Gigi B. Sohn, President, Public Knowledge, Before the U.S. Senate Committee on the Judiciary Subcommittee on Antitrust, Competition Policy and Consumer Rights. Hearing On: “The XM-Sirius Merger: Monopoly or Competition from New Technologies,” Washington, DC, March 20, 2007. p. 6. http://judiciary.senate.gov/pdf/3-20-07GigiSohntestimony.pdf.

  10
competing offerings like Internet radio and increasingly capable mp3 players could conceivably trump the XM-Sirius business model altogether.
As for digital radio, XM-Sirius would charge subscription fees: Satellite HD radio will be no-fee. Since both target the new car market, it’s not clear satellite can survive whether they merge or not. And as noted, longer term, XM-Sirius are hampered by not offering video services.
The disadvantages are brushed aside, rarely invoked. But FCC should step aside, and recognize the rights of producers to experiment with business models rather than overrule those rights and damage consumer welfare in the bargain. That experimentation is the only way to rise to the next level of competitive offerings.
Competitive Market Alternatives Transcend Obvious Substitutes
Externally defining markets when those markets are borderless and subject to daily business-plan upheaval is misguided conceptually and an invalid exercise; Properly, in a free-enterprise, capitalist economy, it is a conceit that never surfaces. Markets are merely the sums of innumerable voluntary activities; Third party non-participants pronounce no such priestly judgments from this or that external perch.
It’s true that services offered by DARS and alternatives are different in the proper, positive sense of the term, rather than distinct in the hairsplitting, legalistic trustbuster parlance. Those differences are positive features to foster, not invitations or excuses to tamper. Perceived differences among products and the potential wealth creation that those differences make apparent are the essence of many business innovations, mergers (and competitive responses to mergers) included. And when they succeed economically, every business innovation forces competitive responses, inducing all to adopt the best service features of the others, even shift business models. Any regulation that relieves competitors of critical market impulses, of the need to respond to a superior service, hurts the interests of consumers. There is little acknowledgement of such political/bureaucratic failure, but the prospects for the competitive alternatives on the horizon are damaged by the destruction of wealth entailed in halting a productive merger.
Proceedings such as this make it obligatory to “defensively” point out alternatives to satellite radio like those noted in the previous section, and to argue that the opponents’ claimed “distinctions” are not illustrative. But these pleadings to being left alone are not the crux of the argument. A fluctuating, competitive landscape means even the potential rivalry we now see understates the potential for competition.
Cell phone networks increasingly offer music services, and the new iPhone raises the bar for all the existing manufacturers. Handset manufacturers are being forced to open up new music—and video—services to consumers. A handset that permits radio but that also offers up every YouTube video will be appealing—but it’s not clear that it’s being recognized as competitive alternative to XM-Sirius. Again, XM-Sirius could be increasingly hampered by not being video and Web services.

  11
Numerous transformations warn against priestly regulatory pronouncements; here are just a few:
•	The form of content itself will partly drive the future competitive landscape, notably the struggle between centrally broadcast and user created content. The peer-to-peer revolution making broadcasters out of everyone will intensify, benefiting some business models, harming others

•	Grim sales in pop music are bound to affect the entire landscape for audio entertainment. No one knows who will emerge least scathed

•	Emphasizing listening alternatives to satellite radio ignores other competitive responses; from investors, from programmers, the likelihood of future mergers, the prospect of future satellite ventures that might be pursued if the merger succeeds (or abandoned if it fails)

•	Changes in copyright law for content created in the future could mean even more individuals could set up their own radio stations

•	Meanwhile, wide area networks in combination with Internet radio herald a new landscape. Dozens of regional wireless networks will increasingly facilitate mobile Internet radio that competes with satellite
Orbiting Around the Real Issue: Competing Satellite Platforms
Apart from the competitive discipline provided by oft-noted alternatives, and inevitable changes in the competitive landscape, the rhetoric almost implies that XM and Sirius maintain an impenetrable Star Wars-like fleet of satellites. In reality, they operate six satellites. The entire commercial payload launch industry is a “mere” $3 billion business (and most of that is government launches),16 not big in a $13 trillion economy.
Of factors limiting the founding of alternative satellite platforms, spectrum policy is the elephant in the room. The American Antitrust Institute commented that “Congress allotted half the spectrum planned for DARS to other uses”17 so two companies rather than the initially planned four were established back in 1997. The population of competitors could change, however; spectrum now slated for other uses could be reallocated to DARS. Other companies own spectrum, and could re-deploy from existing services like cellular to satellite DARS if the economic calculus worked out, or if changes in the competitive environment (such as the current merger proceeding or some unanticipated future one by other players) altered the industry calculus. The very entities now balking at the prospect of this merger could instead be seeking partnerships to advance such ventures, or participating in some other way such as investing in terrestrial repeaters that bolster the satellite signals. FCC and congressional facilitation of bids on existing, underutilized spectrum (terrestrial and satellite) as well as ensuring fluid secondary re-allocation markets can advance matters.

[16]	State of the Satellite Industry Report, Satellite Industry Association, June 2006. http://www.sia.org/PDF/2006SIAStateofSatelliteIndustryPres.pdf

[17]	AAI, pp. 5-6.

  12
The following quote from IEEE Spectrum was not issued in support of the merger, but helps lend perspective, illustrating that FCC’s hands are more than full in examining its own impediments to a flowering of services.18
Radio waves do not pass through some ethereal medium called “spectrum”; they are the medium. What’s licensed by governments is not a piece of a finite pie but simply the right to deploy transmitters and receivers that operate in particular ways.
Moreover, interference is not some inherent property of spectrum. It’s a property of devices. A better receiver will pick up a transmission where an earlier one heard only static. Whether a new radio system “interferes” with existing ones is entirely dependent on the equipment involved. Consequently, the extent to which there appears to be a spectrum shortage largely depends not on how many frequencies are available but on the technologies that can be deployed. Many regulations intended to promote harmony of the airwaves have instead, by putting artificial limits on technology, created massive inefficiency in spectrum utilization.
FCC needs to get good at this; secondary markets for transferring spectrum and licensing are essential to tomorrow’s communications sector. Policymakers should direct attention there instead and assure more spectrum is made available; and that alienability of those rights is recognized—that they easily be sold off or apportioned for other uses without extensive bureaucratic involvement.
Current and future business ventures should not be restricted because spectrum policy reform remains incomplete. Mandated intramodal competition—a refusal to allow merger—is a destructive idea and harmful to consumers; nor is there any need to consider such, given the voluntary potential in properly liberalized spectrum. Leaving competition to competitors would allow policymakers to focus on that more worthwhile target, as well as enhancing the efficiency of global regulatory bodies that assign orbital slots. Policymakers seeking greater broadcast competition would best enable new companies to launch more satellites into space—not tinker with the business plans of the ones now venturing forth.
Antitrust Law “Barriers to Exit” Impede Needed Retrenchment
Sometimes, competitive industries (much like individual firms, or individual people) overshoot and need to retreat and consolidate. In that sense, this merger might more properly be understood as a retrenchment than a grab for power (particularly when one firm could have been created in the first place). XM and Sirius have faced financial troubles, hemorrhaging after trying to out-compete one another and paying for high-dollar talent like Oprah and Howard Stern. Combined losses exceed $7 billion. As columnist Steve Chapman put it: “As it happens, the alternative to one satellite radio

[18]	Gregory Staple and Kevin Werbach, “The End of Spectrum Scarcity,” IEEE Spectrum Online. http://www.spectrum.ieee.org/apr04/3811.

  13
company may not be two companies but none.”19 One suspects competitors seeking to halt the merger hope this is true.
Antitrust policy often ignores need to retrench. As in realities faced in individual lives and mainstream economic activity, retrenchment is sometimes urgent. This is not a new notion; Economist Joseph Schumpeter, in Monopolistic Practices, referred to antitrust policy’s risks, the potential for abuse by self-interested parties that would “limit the flexibility of industry to organize its own ‘advances’ and ‘retreats,’” as Competitive Enterprise Institute president Fred Smith summarized it.20
There more there is at stake, the more antitrust delays needed realignments; but this “Roach Motel,” you-can-get-in-but-you-can’t–get-out mindset could seriously damage, not just XM-Sirius, but the advantages consumers will gain from competitive responses from everyone else. Keeping XM-Sirius poor with duplicative costs and services means they have less ability to hire the right new high-dollar talent or make the right investments in R&D, advantaging rivals.
Relatedly, the attacks by rivals who claim the merged entity will raise rates can injure consumers. As Fred Smith noted;21
[A]ntitrust authorities ... tend to view all price reductions as good and all price increases as bad. Many problems are created by this situation, not the least of which is that firms may be loathe to lower rates, fearing that they will be prevented from raising them if it later proves necessary.
Price increases can often be beneficial to consumers’ interests when re-constituted services offer a better deal (always subject to discipline by competitors); but where cuts are warranted, as they likely will be in this case, antitrust’s bias against retrenchment may make firms reluctant to lower price when they otherwise would have, because future increases (retrenchments) would be attacked. The lower prices the merger could bring may be dampened by the frenzy created by the hostile antitrust climate itself.
The American Antitrust Institute wants to keep XM and Sirius apart, saying that duplication is a worthwhile cost to pay to maintain intramodal competition.22 But duplicative infrastructure and needless programming overlap is not the casual cost and minor inconvenience that this group implies. Indeed, the true requirements of competitive markets are poles apart from this perspective. Producers serving the consumer interest do

[19]	Steve Chapman, “In a World of Options for Consumers, Fear of Mergers is Misplaced,” Baltimore Sun, June 26, 2007. http://www.baltimoresun.com/news/opinion/oped/bal-op.chapman26jun26,0,7247190.story?coll=bal-oped-headlines

[20]	Fred L. Smith Jr., The Case For Repealing the Antitrust Regulations, p. 30. http://www.cei.org/pdf/3261.pdf. Speech based upon “The Case For Reforming the Antitrust Regulations (If Repeal Is Not an Option),” Harvard Journal of Law and Public Policy, Vol. 23, No. 1, Fall 1999. pp. 23-58.

[21]	Fred L. Smith Jr., The Case For Repealing the Antitrust Regulations, pp. 31-32.

[22]	AAI, p. 2.

  14
not waste time meeting a “heavy burden of demonstrating...public interest”23 or anything else to priestly overseers as AAI demands; they structure their industries, conduct business and pay the price for mistakes, and the world moves on. If they can’t perform these entrepreneurial functions, neither will others, and wealth creating is diminished. As economist and “Knowledge Problem” blogger Michael Giberson noted, “Doesn’t the FCC know that by raising barriers to exit, they create barriers to entry for some future satellite radio rival?”24
This isn’t the first time regulators hobbled a nascent satellite venture. The FCC scuttled the proposed DirecTV/Echostar merger in 2002, a venture that (still) could increase consumer options, remove duplication, and shave costs. Competing against established land-based video and audio telecommunications is tough, requiring vast resources and guts; regulators make it tougher.
If the XM-Sirius combination fails as a business venture, the companies can divide again; or failure of the deal could facilitate a buyout of all or part of the entity by a better-positioned rival. The real irony would be if, thanks to FCC, rival and “consumer group” opposition, either XM or Sirius—or both—were to be absorbed by one of the incumbents against which they now compete, or that even now protest this merger. Policy could hardly get more perverse.
Imposed Concessions or Conditions Are a Fundamental Error
The companies will likely relent to conditions imposed on the merger if approved. Regulators should absolutely refrain from using the merger review process to extract a parade of concessions. At the same time, antitrust policy should allow aggressive competitive responses to the combination. Wall Street, investors, programmers, consumers, already-poised rivals, and new entrants collectively will discipline the behavior of the combined entity more thoroughly than could the FCC. Media is a business, with upstream and downstream threats and pressures—disgruntled customers, programmers, authors, artists, advertisers, Wall Street analysts and the possibility of less-than-cordial takeovers. Any media enterprise that attempts to monopolize faces their collective wrath; there’s no necessary FCC policing role, and no need for “conditions” which merely put a veneer of authority on an anachronistic oversight process and keep regulators engaged.
Concessions are particularly offensive because they forbid a company from offering a product or service to customers that would otherwise be available to them—all to protect a competitor. Recall that the antitrust laws were to prohibit restraint of trade; concessions directly restrain trade.

[23]	Ibid.

[24]	Michael Giberson, “Satellite Radio Merger: Antitrust Law in All Its Splendor to be Revealed,” Knowledge Problem weblog,
February 20, 2007. http://www.knowledgeproblem.com/archives/001931.htmlyPres.pdf.

  15
Price/rate freezes, mandated a la carte pricing, prohibitions on offerings of local services like weather, traffic and down-home news—all are inappropriate and harmful.
Consider local programming: Sometimes, the “demise” of “localism”—one of the alleged concerns—may not be inherently bad. Local news can be lousy and stilted and prejudiced. Regardless, the existence of USA Today doesn’t contradict or threaten the church bulletin—or podcast or Webcast. Moreover, such prohibitions would conflict with the earlier observation that nationally dispersed listeners with a tie to a distant locality cannot hear some specialized local content unless a satellite company aggregates it.
Given broadcasters’ own efforts to consolidate, a successful restriction on XM-Sirius capability to offer local programming will reverberate. And the idea of actually banning a local competitor seems preposterous: As Gigi Sohn of Public Knowledge noted, “[T]here is no reason why, in 2007, any media service should have a government-granted monopoly over local programming.”25
The best approach for broadcasters is to use the XM-Sirius merger as an opportunity for and foundation of a broader campaign separating speech and state entirely.
Conditions institutionalize the idea that government coercion is superior to and can replace competitive market discipline. Price increases, if they happen, create new tiers of economic activity that competitors rush to fill and ultimately bring prices back in line. Prices embody information; they are market signals upon which voluntary, free enterprise depends: concessions that impede price signals harm consumers, period. They can potentially cost decades in lost productivity and market evolution.
In its comments condemning the “public benefits” of the merged companies’ promise to offer integrated service packages at varied pricing packages, the American Antitrust Institute spoke approvingly of the earlier FCC mandate for interoperability of the receivers sold by the separate companies26—as if such a command model were an advisable way of structuring enterprise servicing consumers. Such comments illustrate how merger opponents and proponents operate from very different, irreconcilable conceptual frameworks in terms of understanding of what consumer benefits depend upon: The AAI approves of a coerced public benefit—but condemns a market process that would allow the firms to provide that benefit voluntarily.
FCC Proceedings’ Proper Focus
To varying degrees, all merger proponents detail the competition that already exists, but even more useful in frontier industries like satellite is to step back and focus on the broader issue of improving the “racetrack” (the constricting regulatory environment) rather than tinkering with the cars that zip around the track. Antitrust proceedings tend to slow down particular cars, rather than ensure an environment in which all can run faster. Improving the track means reexamining the agencies’ own policies that impede progress.

[25]	Gigi Sohn, p. 3.

[26]	AAI, pp. 10-11.

  16
The bias should be toward liberalizing communications, not restricting struggling new venues.
Emphasis on liberalizing/improving the allocation for orbital slots and streamlining licensing processes and freeing spectrum has been noted. A liberalization agenda might also include working with other agencies or Congress to:
•	Liberalizing research and investment in the satellite industry more generally

•	Itemize bureaucratic barriers to entry, and remedy them

•	Examine the copyright market with an eye toward flourishing of future content. This would include insuring that the ability to record digital broadcasts—whether satellite or HD radio or otherwise—is not lost.[27]

•	Stop the attacks on differential pricing, a problem affecting many industries, lately the music-download industry.[28]

•	Remove duplicative merger review.
FCC gets this bite at the XM-Sirius apple due to the license transfer, but this merger has been given the nod by The U.S. Department of Justice and numerous states. Some foreign governments have approved the deal; indeed, the real battleground over the telecom and Internet landscape is international—yet another reason why it’s crucial that our domestic deals go through to create a solid competitive posture against overseas rivals. Indeed, starting from scratch today, we wouldn’t create an FCC quite like the one we have; we’d make sure everybody’s able to move around a racetrack without artificial, bureaucratic speed-bumps.
Conclusion
One must always question who would benefit from regulatory interventions. FCC intervention in XM-Sirius would relieve competitors from having to respond with a similar scale effort. FCC intervention would cause a reduction in healthy competitive platforms; deny consumers the benefits they would otherwise enjoy from jostled competitors’ competitive responses; and injure free speech in the broader media realm by making future mergers suspect.
Media ownership rules—in the specific case of XM-Sirius and in the broader communications industry—harm consumers and speech. It will take vast resources to build both the broadband networks of tomorrow and to create the increasingly narrow-casted, interactive content that consumers are demanding. Mergers and cross-ownership freedom, perhaps on a vastly unprecedented scale unthinkable today, will likely be part of the market processes necessary to take communications services to new heights.

[27]	See Wayne Crews, “Statement on the ‘Audio Flag’ Provisions of the ‘Communications, Consumers’ Choice, and Broadband Deployment Act,’” Competitive Enterprise Institute Media Advisory, June 22, 2006. http://www.cei.org/gencon/003,05399.cfm.

[28]	Mary Jacoby, “EU Music Complaint Focuses on Record Firms,” Wall Streety Journal, April 4, 2007. p. B5. http://online.wsj.com/article_print/SB117564508080059034.html Re-examine international agreements on orbital slots.

  17
We ought not petition the FCC to tighten its regulatory grip, but rather phase out that agency’s involvement in price, entry and ownership regulation in frontier technologies altogether. FCC’s commissioners should be leading that charge in today’s cornucopia-like communications environment; that they’re not is discouraging. Intervention—whether blockages or conditions imposed on deals—means we’re being treated to more turf preservation rather than the needed shifting toward the marketplace’s own aggressive discipline of communications. Antitrust distracts us, postponing the day we address government’s own policies that artificially restrict bandwidth and spectrum.
Competition, properly understood, has little to do with the number of competitors and industry concentration ratios that bewitch government commissions. It is properly understood as an extension of the same “voluntarism” that characterizes a free society that enshrines property and the right of contract, from social to commercial settings. Markets are the sum of competition and voluntary and tacit agreements between firms; Suppliers, business customers, and consumers have ample incentive to monitor and discipline abusive practices without antitrust, which itself is regarded as immune from the need for discipline. Yet unlike voluntarism, antitrust entails confiscation, restraint, and forced aid of competitors.
Antitrust activism will hobble tomorrow’s technology and communications sectors, painting a bulls-eye on the back of competitors that rise above the fray or engage in large-scale transactions. The very complaints lodged against XM-Sirius now can, are, and will be easily lodged—inappropriately—against competitors’ offerings. Too often, antitrust often doesn’t create or assure competitive outcomes; it prevents them. That makes it an anticompetitive special-interest luxury we cannot—and never could—afford. The rise of global competitors makes reform more urgent.
# # #
* Wayne Crews is Vice President for Policy and Director of Technology Studies at the Competitive Enterprise Institute. His work includes regulatory reform, antitrust and competition policy, safety and environmental issues, and various information-age concerns such as privacy, broadband, and intellectual property. He is the author of the yearly report, Ten Thousand Commandments: An Annual Snapshot of the Federal Regulatory State, and co-authored the recent report “Communications without Commissions: A National Plan for Reforming Telecom Regulation.”
Crews is co-author of What’s Yours Is Mine: Open Access and the Rise of Infrastructure Socialism (2003) and a contributing author to others. He is co-editor of the books Who Rules the Net: Internet Governance and Jurisdiction (2003) and Copy Fights: The Future of Intellectual Property In the Information Age (2002). Crews is an adjunct scholar at the Cato Institute.

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of	)
)
XM Satellite Radio Holdings Inc.	)	MB Docket No. 07-57
Transferor	)
)
and	)
)
Sirius Satellite Radio Inc.	)
Transferee	)
)
Consolidated Application for Authority to Transfer Control of XM Radio Inc. and Sirius Radio Inc.	) ) )
COMMENTS OF
RANDOLPH J. MAY
PRESIDENT
THE FREE STATE FOUNDATION*
     The proposed license transfers between XM Satellite Radio Holdings Inc. and Sirius Satellite Radio Inc. should be approved by the Commission because the merger of the XM and Sirius satellite radio services will serve the public interest.1 In today’s dynamic, fast-changing digital communications environment, it is especially important that the Commission not take an unduly narrow view of what constitutes a relevant market for

*	These comments express the views of Randolph J. May, President of the Free State Foundation, an independent, non-profit free market-oriented think tank. They do not necessarily represent the views of the Board of Directors or others associated with FSF.

[1]	47 U.S.C. § 310(d).

purposes of assessing competitive impacts. Absent strong and reliable indications that a merger will harm consumers, if the FCC does take such an unduly narrow view under the rubric of its vague public interest authority, it is likely to stifle investment in new communications networks and innovation in new services and applications.2 In that event, consumers will be the ultimate losers.
     I. The Relevant Market Is The Audio Entertainment Market
     The opposition to the proposed merger, led by the National Association of Broadcasters, centers on the claim that satellite radio service constitutes a distinct, separate market, and, therefore, the XM-Sirius combination would be a so-called “merger to monopoly.” It is more appropriate to view satellite radio as one part of a larger audio entertainment and information services market. In this broader market, satellite radio competes with terrestrial radio broadcasters, including new HD radio services; Internet radio broadcasters; iPods and other portable music players, and mobile phones and other wireless devices. Each of these various platforms and/or technologies offers a means of distributing audio entertainment and information, or, if you will, competes for consumers’ ears and dollars. It defies common sense to

[2]	When I first wrote about the merger proposal shortly after it was announced, I stated: “A narrow view might lead [the DOJ and/or FCC officials] not only to reject the merger, but to maintain in place outdated regulations that have the effect of chilling innovation and stifling investment.” Randolph J. May, “Is Uncle Sam Serious About Sirius-XM,” April 16, 2007, at http://news.com.com/Is+Uncle+Sam+serious+about+Sirius-XM/2010-1028_3-6176213.html.

2

suggest that a XM and Sirius do not compete in this broader marketplace, especially against terrestrial broadcasters who offer a “free” service.
     A UBS research report examining the proposed merger characterized the market this way:
The combination of an enhanced programming lineup with improved technology, distribution and financials will better position satellite radio to compete for consumers’ attention and entertainment dollars against a host of products and services in the highly competitive and rapidly evolving audio entertainment marketplace: including free ‘over the air’ AM and FM radio, iPods, mobile phone streaming, HD Radio, Internet Radio, and next-generation wireless technologies.3
The report stated that “Sirius and XM are expected to create a stronger platform for future innovation within the audio entertainment industry.”4 According to UBS, the merger is expected to lead to efficiencies that will accelerate innovation that is “essential to remaining competitive in the consumer electronics-driven world of audio entertainment.”5
     A report from Merrill Lynch is to the same effect in describing the marketplace:
The merged company could ultimately deliver greater content (more niche channels given greater bandwidth), offer improved technology (radio receivers and traffic/data products), realize cost synergies and help satellite radio remain competitive in the evolving audio entertainment landscape as it competes with terrestrial radio, Internet audio media, HD radio and portable music players.6

[3]	“Consolidation of SIRI and XM Announced,” UBS, February 20, 2007, at 5. (Emphasis supplied.)

[4]	Id., at 4.

[5]	Id.

[6]	“Sirius Satellite Radio Inc.,” Merrill Lynch, February 20, 2007, at 1. (Emphasis supplied.)

3

In addition to citing technological innovation as one of the benefits, Merrill sees as another benefit: “Greater programming and content choice, including the ability for consumers to choose their content on a more a la carte basis.”7 In sum, if the merger is approved the combined XM-Sirius will be a “[m]ore competitive audio entertainment provider given the ability to leverage its capital to provide more content using improved technology as satellite radio competes for consumer attention in an increasingly crowded audio entertainment marketplace.”8
     And this from a 2007 report from Arbitron:
Developments in technology have dramatically broadened the choices available... [for] audio programming. By the late 1990s, consumers had the newfound ability to listen to audio “streamed” over the Internet, and two new radio satellite services were born. Digital radio has continued to evolve with the advent of podcasting... and HD Digital Radio... In the past, “radio” was limited solely to what was available on the AM/FM dial. Today radio choices for consumers appear to have no bounds.9
     Thus, independent analysts consider satellite radio part of the broader audio entertainment and information services market. Common sense so dictates. If consumers become dissatisfied with either the price or quality of

[7]	Id., at 3.

[8]	Id., at 3. (Emphasis supplied.)

[9]	“The Infinite Dial 2007: Radio’s Digital Platforms, Arbitron, at 1, at: http://www.arbitron.com/downloads/digital_radio_study_2007.pdf.

4

the services offered over satellite radio, they will turn to one of the audio alternatives, including “free” radio.10
     But perhaps the most convincing confirmation comes in the form of the National Association of Broadcasters’ fierce opposition to the proposed merger. If satellite radio constitutes a distinct market, why would the terrestrial broadcasters devote so many resources to trying to defeat the merger? The answer, of course, is that satellite radio does, in fact, compete with terrestrial AM, FM, and HD radio, and a combined XM-Sirius, with the cost savings realized,11 should be a stronger competitor than either alone.12 It is perfectly natural for NAB and the terrestrial broadcasters it represents to prefer not to face a more robust competitor in the sky. But the public interest is not served by protecting competitors; it is served rather by actions which promote more robust competition.
     The fierce opposition —in the regulatory arena— of the NAB and terrestrial broadcasters to satellite radio is not new. It has existed from the day that the NAB caught a glimpse of the gleam in the eye of the first

[10]	Each year the FCC issues a report examining the status of video competition. In the last report in March 2006, the Commission concluded that “the market for the delivery of video programming services is served by a number of operators using a wide range of distribution technologies.” Video Competition Report, FCC 06-11, at para. 3. The agency included in its competitive examination cable operators, satellite television operators, telephone companies providing video service over their broadband facilities, wireless cable operators, Internet-based video services, and DVDs and videocassettes. There is no reason why the full range of distribution technologies similarly would not be considered in assessing competition in the audio services market.

[11]	The UBS and Merrill analyst reports cited about put the cost savings in the range of $3-4 billion, and other projects are in the same range or higher.

[12]	In 2006, the revenues from satellite radio ($1.6 billion) constituted approximately 7% of overall radio revenues ($21 billion). Thus, while satellite radio is part of the broader audio market, it has a relatively small market share.

5

satellite radio dreamer. In FCC comments in 1995 urging various restrictions on satellite providers, the NAB stated:
One way that the Commission can act to minimize the harmful effects of satellite DARS introduction is to structure it as a subscription-only service, as the NAB has proposed. Although satellite DARS will have a competitive impact on terrestrial stations in every radio market no matter what its regulatory classification, the NAB has urged the Commission to soften this blow to the greatest extent possible. Canvassing the Commission’s available regulatory options, a subscription requirement will introduce at least some level of differentiation between satellite DARS and terrestrial radio, and will help to minimize the direct impingement by satellite DARS providers into markets for advertising sales.13
While the NAB wanted to do everything possible in 1995 to minimize the competitive impact of the new SDARS providers by constraining their operations, it made clear to the FCC that, regardless whether satellite providers offered an advertising-supported service or not, they would compete in the same market:
Whether it is advertising-supported or not, satellite DARS providers fundamentally will compete with terrestrial broadcasters for listeners. Because audience impacts are the primary driver in the radio business, smaller audiences translate into reduced sales of advertising to both local and national advertisers, notwithstanding DARS suppliers’ focus of subscriptions or national advertisers for support.14

[13]	Reply Comments of NAB, Establishment of the Rules and Policies for the Digital Audio Radio Satellite Service, IB Docket No. 95-91, October 13, 1995, at 34-35.

[14]	Id., at 34. The excellent paper submitted to the FCC on June 14, 2007 on behalf of XM and Sirius by former FCC Chief Economist and Professor of Law Thomas Hazlett contains these and many more statements by the NAB showing its consistent opposition to SDARS. See Appendix 1 for a catalogue of these NAB statements.

6

     With respect to the view that satellite radio would compete against terrestrial broadcasters in the same market, NAB’s view, at the FCC, has at least been consistent over the years. For example, in arguing recently for a relaxation of the Commissioner’s ownership rules, the NAB observes: “NAB documents, in detail, audience fragmentation and increasing competition for advertising revenue experienced by broadcast stations, as a result of new entry by cable television, satellite television and radio, numerous Internet video and audio applications, and mobile devices such as MP3 players.”15
     This observation by the NAB –and, as the Commission is aware, there are many more to the same effect—is, in my view, essentially an accurate characterization of the competition that is occurring in the marketplace. It is for that reason that the contention that the proposed XM-Sirius merger would be a “merger to monopoly” is a highly questionable characterization.
     II. A Narrow View of the Market Will Lead to Unnecessary Regulation
     Approval of the merger should lead to public interest benefits through the increased investment and innovation that will be spurred by the cost savings realized through integration. And by eliminating carriage on each separate system of the many channels that are now carried in common by both XM and Sirius, it is most likely that new programming will be developed

[15]	See NAB’s Comments in the Quadrennial Ownership Proceeding, MB 06-121, MB 02-277, MM 01-235, MM 01-317, MM 00-244, at

http://www.nab.org/AM/Template.cfm?Section=Filings1&CONTENTID=7064&TEMPLATE=/ CM/ContentDisplay.cfm.

7

and offered on the freed-up channel capacity. Thus, there should be opportunities for the combined XM-Sirius to carry a channel line-up that caters to an even more diverse array of specialized tastes than at present.
     But more is at stake in this proceeding than the fate of the particular merger applicants. For if the Commission denies the merger based on an unduly restrictive and static view of the marketplace, it is much more likely that it will retain in force rules and regulations that no longer make sense in today’s environment —the environment of competition and audience fragmentation that NAB describes, correctly, in its FCC comments on media ownership restrictions. If the Commission determines that satellite and terrestrial radio are not competitors, or that Internet radio is not a factor in the audio entertainment and information services market, then it is much more difficult for the Commission to justify relaxing the ownership rules that apply to local broadcasters. Indeed, it would be more difficult to justify relaxation or elimination of other outdated rules that were put in place premised on the market dominance of local radio broadcasters.
     Because there already has been so much change in the market in the direction of consumer choice of audio services, and with the prospect of even more alternatives available as technologies continue to evolve, it disserves the public interest for the Commission to retain in place rules designed for an earlier era. In order to avoid making it more difficult to eliminate ownership restrictions and other outdated rules that impose unnecessary direct and

8

indirect costs, in evaluating the proposed merger the Commission should take care not to ignore the dynamic and self-evident changes in the marketplace that the NAB itself has recognized many times in its FCC pleadings.
     III. Conclusion
     In considering the proposed merger of XM and Sirius, the FCC should have in mind the dynamic nature of the communications marketplace, including the competitive and rapidly-changing landscape of the audio services market. Because satellite radio providers compete for listeners with terrestrial broadcasters, Internet radio, cell phones and other wireless technologies, and portable music devices, the Commission should acknowledge the reality of this broader audio services and entertainment marketplace. An unduly narrow determination that satellite radio providers compete in a separate and distinct would have negative ramifications for the success of further regulatory reform efforts directed towards relaxation of the Commission’s ownership rules and elimination of other outdated regulatory requirements.

Respectfully submitted,

Randolph J. May

President
The Free State Foundation
10701 Stapleford Hall Dr.
Potomac, MD 20854
301-299-3182
July 9, 2007

9

In addition, the “Merger Resources” page of the website also contains links to the following information included on the website:

FOR IMMEDIATE RELEASE	Media Contact:
July 09, 2007	Kristi Hamrick
(571) 244-6324
American Values Urges FCC to Approve SIRIUS-XM Merger
In a Letter to the FCC, President Gary Bauer Applauds Efforts of
SIRIUS and XM to Empower Consumer Choice
WASHINGTON – (July 09, 2007) American Values today called on the Federal Communications Commission (FCC) to approve the proposed merger between SIRIUS Satellite Radio (Nasdaq: SIRI) and XM Satellite Radio (Nasdaq: XMSR), highlighting the combined company’s “block and rebate” offering and its benefit to American families.
“Especially important to our membership is the commitment the parties have made to issue refunds to satellite radio subscribers who choose to block adult-themed programming,” said American Values President Gary Bauer, in his letter to the FCC. “Like so many people, the majority of our members do not want their children and families exposed to programming they may find indecent or offensive.”
With all of the indecent and violent programming bombarding American families today, American Values applauds the efforts by XM and SIRIUS to empower consumers who want to avoid such content. The merger will benefit consumers by giving listeners more control when it comes to programming content. Subscribers who are not interested in satellite radio’s adult-themed programming would have the ability to opt out of certain channels, as they currently do, but would receive a credit for those channels they blocked so as not to subsidize the programming they found offensive.
The merger will also benefit consumers by making satellite radio a stronger player in the audio marketplace. Not surprisingly, satellite radio competitors like traditional AM/FM radio are keen to block the merger, claiming it would create a monopoly that would have an unchecked ability to harm consumers. This argument, many experts believe, is based more on competitive fears than any realistic assessment of the audio entertainment market.
“We believe that incumbent competitors should be forced to respond to this consumer-oriented merger by making their own service offerings more attractive, and should not be able to simply obstruct advances in the marketplace in order to serve their self-interests,” added Bauer.
American Values serves as a key voice for those interested in protecting the core values of life, marriage, family, faith and freedom. The SIRIUS-XM merger will make satellite radio a more appealing choice for its members and consumers as a whole.
###

From: Charles Koch Manager American Honda Product Planning
1919 Torrance Blvd. Torrance, CA 90501
Dear Ms. Dortch: I am writing you on behalf of American Honda Motor Co. Inc. endorsing the petition of XM Radio Inc. and Sirius Satellite Radio, Inc. for a proposed merger of the two companies.
American Honda has been an active proponent and early Original Equipment Manufacturer (OEM) for the application XM Satellite Radio in our vehicles. XM Satellite Radio is now built into over 600,000 Honda and Acura vehilces in the U.S. combined on an annual basis. Our companies have also teamed up to develop and market real-time data services for consumers to utilize through their navigation systems, including real-time traffic information from XM.
While American Honda has seen early promise in this collaboration, it has become evident that satellite radio and digital satellite services must compete mightily in the U.S. with a wide array of burgeoning entertainment forms and an ever-widening list of technology participants who are delivering services in this space. American Honda customers have shown a desire to be able to utilize the entertainment and digital services presented by both companies, but are turned off by the high cost required to carry both services in order to access all the desired programming from both services they are seeking. What’s more: full access to both services requires doubling the hardware commitment costs to the consumer.
As a result, American Honda desires and the U.S. buying public is seeking relief from the imposed burden of these costs in the current marketplace. It is more than apparent to our company and our customers that this merger would benefit consumers immediately and in the long run by keeping access pricing affordable and is appropriate at this time.
Please let us know if you should have any questions. Thank you.
Sincerely, Charles Koch; Manager American Honda Product Planning

July 9, 2007
Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re:	Consolidated Application for Authority to Transfer Control of XM Radio Inc.(“XM”) and Sirius Satellite Radio Inc. (“Sirius”), MB Docket No. 07-57
Dear Ms. Dortch:
     On behalf of Hyundai Motor America, I ask you to approve the proposed merger of XM and Sirius.
     As the manufacturer and distributor of a full line of XM-equipped vehicles, Hyundai is focused on constantly improving and expanding the audio entertainment options of its customers. Beginning in late 2006, we began offering XM Satellite Radio as standard equipment across our car models. We believe that the breadth of programming, digital sound quality and coast-to-coast coverage enhance the enjoyment of Hyundai vehicles.
     A frustration for our customers, however, is that they cannot easily access the best programming from both satellite radio services. For example, without incurring additional installation hassles of a second radio receiver and paying a very high price, XM subscribers cannot receive programming unique to Sirius, such as NASCAR and the National Football League.
     We understand that the merger will eliminate these issues by expanding programming choices and pricing options for all Hyundai customers. Rather than being forced to choose between content that currently is exclusive to one satellite radio provider, our customers will gain access to packages offering the “best of both” services for significantly less than the current combined price, as well as packages of fewer channels at much lower prices. This is especially important as Hyundai stands for providing a combination of design, quality and safety...and our customers demand a great value.
     We believe that efficiencies realized from the merger will benefit our customers in other ways, as well. For example, the merged company will likely improve upon current in-vehicle services that support the driving experience, such as traffic and weather, and promote the introduction of exciting new services. It will also provide a more robust and stable platform for satellite radio generally, and maximize its prospects for success in the increasingly competitive market for audio entertainment services.
     For these reasons, we believe that our customer’s interests and the public interest generally, will be served by approving the proposed XM-Sirius merger. We respectfully ask that the Commission approve the merger. Thank you for considering Hyundai Motor America’s views.
     Please note, we request acceptance of this comment filed one day late due to internal logistical problems encountered yesterday. I also posted this late acceptance request to the FCC website yesterday.

Sincerely,

Wayne Killen
Director, Product Planning

2

Charles Phillips	Corporate Headquarters	phone	650.506.1624
Presidest	500 Oracle Parkway	fax	650.633.3222
	M/S 5opCEO
	Redwood Shores
	California 94065
July 2, 2007
VIA ELECTRONIC FILING
Marlene H. Dortch, Secretary
Federal Communications Commission
445 12th Street SW
Washington DC 20554

Re:	Application for Authority to Transfer Control of XM Radio Inc. and Sirius Satellite Radio Inc., MB Docket No. 07-57
Dear Ms. Dortch:
Oracle, the world’s largest enterprise software company, is a strong proponent of the proposed merger of SIRIUS and XM. The applicants seek to combine two emerging players in the vibrantly competitive and constantly evolving market for audio entertainment services. By strengthening innovation and competition in audio entertainment, this merger will benefit existing satellite radio customers as well as millions of other consumers nationwide.
In particular, the merger of SIRIUS and XM will generate substantial efficiencies that will translate into faster development of new products and services. By joining their engineering teams, for example, the new company will achieve better results from their investments in research and development. This, in turn, will enable SIRIUS-XM to improve on a wide range of existing products. Looking forward, the combined company also will have the resources to introduce entirely new services, such as advanced data and telematics services, more rapidly and with greater capabilities than otherwise would be feasible. As a result, other competitors similarly will be incentivized to improve their own offerings.
Oracle believes that permitting this merger to proceed will be a boon for consumers and asks the FCC to process the parties’ applications as expeditiously as possible.
Respectfully,

Release 14.14 July 2007	Progress on Point
Periodic Commentaries on the Policy Debate
Antitrust, Two-Sided Markets, and Platform Competition:
The Case of the XM-Sirius Merger
Scott Wallsten*
Abstract
Antitrust oversight is crucial for maintaining vibrant competition. Evaluating mergers of platforms carrying digital content such as the proposed merger of XM and Sirius, however, poses new challenges for antitrust officials. In particular, companies like these are platforms in two-sided markets that must find ways to attract subscribers and content. Both subscribers and content providers can choose among a variety of platforms. Moreover, the platforms themselves are dynamic in that they could potentially carry any digital information, not just the particular services they currently offer.
In short, a merger analysis of competing platforms that considers only a single component in this complex market is likely to reach an incorrect conclusion. In the case of the XM-Sirius merger, officials should consider not only subscribers, but also content providers, competing platforms, platforms that are potential competitors, and services the platforms in question may provide in the future that they do not today.

*	Scott Wallsten is a Senior Fellow and Director of Communications Policy Studies for The Progress & Freedom Foundation. The author wishes to thank Robert Hahn and Thomas Lenard for valuable comments, and Dan Britton for excellent assistance. The author is responsible for any mistakes, and the views expressed in this report are his own and do not necessarily reflect those of the PFF board, fellows, or staff. This paper was filed at the FCC on July 9, 2007 in the XM-Sirius merger proceedings.
1444 EYE STREET, NW ■ SUITE 500 ■ WASHINGTON, D.C. 20005 ■ PHONE: 202-289-8928
FACSIMILE: 202-289-6079 ■ E-MAIL: mail@pff.org ■ INTERNET: http://www.pff.org

Page 2	Progress on Point 14.14
1. Introduction
Competition among providers of communications services has brought enormous benefits to consumers and to the economy. Antitrust policy can help ensure a vibrant marketplace in which many firms compete and barriers to entry are low. Several factors, however, complicate merger analysis in many of these services.
First, many distributors of digital services operate platforms that must attract two sides of a market that exhibit network externalities in order to succeed. Analyzing a merger of platforms in a two-sided market is complex because the analysis must take into account both sides and the interrelated effects of a change in price on either side. Second, many of these platforms compete for participants in both sides of the market, further complicating an analysis. Finally, the platforms themselves are dynamic and because they can carry any information that can be translated into ones and zeros, they can change their business models to provide different types of services. Neither economic theory nor empirical research yet sheds much light on the competitive effects of platform mergers under these conditions.
The proposed merger between XM and Sirius provides an excellent opportunity to discuss these issues. These two companies currently provide radio services primarily over satellites.1 Both firms are platforms that must get subscribers and programming content on board, and be able to charge in such a way that they can cover their costs.
The content they distribute, however, is digital information. Consumers can obtain that content through other platforms and programmers can distribute their content through other platforms. Providers of valuable programming, such as the Howard Stern show, which airs on Sirius, have many options when deciding how best to distribute their material. Moreover, not only do these platforms compete with other platforms for radio subscribers and content, the digital nature of the material they distribute means that they are not locked in to providing radio services. Similarly, other platforms distributing digital information could offer radio services if there were a market for it.
Thus, when evaluating the proposed merger between XM and Sirius, antitrust officials face the difficult problem of sorting out a host of complex issues that have not yet been resolved theoretically or tested empirically.
In this paper I discuss these issues and explain some of the complexities in evaluating a merger like the one proposed by XM and Sirius. In particular, I first discuss two-sided markets and also consider the question of who, among the two sides and the platform, might hold any market power. I then turn to the issue of platform competition and the implications of a dynamic platform. I conclude by noting that antitrust officials should at least take note of these factors when evaluating the proposal and that they should be cognizant of the broad number of firms and industries with which these platforms interact and compete.

[1]	Both Sirius and XM also have terrestrial repeaters, primarily in urban areas.

Progress on Point 14.14	Page 3
2. Two-Sided Market Analysis
Satellite is a relatively new platform for delivering digital content to subscribers. As such, satellite operators face the classic problem of a platform in a two-sided market: they need subscribers to attract content, but they need content to attract subscribers.
A two-sided market is a market that requires a platform for different groups to interact and exhibits network externalities such that more participants from one group will encourage additional participants from the other group.2 For example, in order to succeed, credit card companies need some minimum number of cardholders and merchants. Without enough participating merchants few people will want to carry the credit card, and without enough people carrying the credit card few merchants will bother to accept it. Similarly, companies that make video game consoles need games that will run on their systems and consumers to buy the systems. Additional games available for a given system increases demand for the system and higher demand for the system increases incentives for people to invest in building games to run on the system.
Platform providers must figure out how to attract a sufficient number of members of the different groups and how to charge them in ways that will cover the costs of building and operating the platform. Because demand characteristics typically differ on the different sides of the market and because participation of one side affects the other side’s demand for the product, it is not immediately obvious what the platform should charge each side. To succeed, the prices charged to each side must together cover the costs of operating the platform, though the price charged to one side may be significantly higher than marginal cost and the price charged to the other significantly below.
The difficulty in building a platform for a two-sided market—indeed, the main reason to consider a market to be two-sided as opposed to a standard market in which a firm procures inputs and sells final goods—is the presence of network externalities. As explained above, the larger the number of participants from one side, the more incentive there will be for the other side to join, and vice versa. In other words, one problem in building the platform to such markets is finding ways to internalize these externalities.
As Hagiu (2006) explains, one way to internalize externalities is for the platform operator to build one side of the market in order to attract the other side.3 Video game makers, for example, do this when they introduce a new console by creating several new games themselves to ensure that gamers will buy the new product.
Similarly, satellite platforms must have sufficiently attractive content in order to attract

[2]	See, for example, Rochet, Jean-Charles and Jean Tirole. 2004. “Two-Sided Markets: An Overview” and Evans, David S. 2003. “The Antitrust Economics of Multi-Sided Platform Markets.” Yale Journal on Regulation, Volume 20.

[3]	Hagiu, Andrei. 2006. “Proprietary vs. Open Two-Sided Platforms and Social Efficiency.” AEI-Brookings Joint Center Working Paper: Washington, DC.

Page 4	Progress on Point 14.14
subscribers. Because of the need for content, the satellite companies have invested heavily in building and attracting programming.4 This investment is typified by Sirius’s much ballyhooed contract with shock jock Howard Stern, estimated to be upwards of $100 million per year.5 Thus, at the moment, these platforms can generally charge only one side (subscribers) and must pay heavily to get the other side (programming) “on board.”
Merger analysis in a two-sided market must consider both sides
Because each side of the market reacts to conditions and prices faced by the other, a merger analysis cannot look at either side of the market in isolation. In other words, an analysis must consider the joint effects of both sides of the market in order to estimate the net effects of a merger.
Merger analyses typically employ what is known as the SSNIP test: could the merged entity impose a small but sustainable, non-transitory increase in prices? That is, would the merged firm be able to profitably increase prices by (typically) five or ten percent and sustain those prices for some period of time? The SSNIP test is relevant in an analysis of a merger involving a two-sided market, but is more difficult to implement since a change in prices to one side will affect prices and demand on the other side as well.
For example, if a price increase by satellite operators reduced the number of subscribers then the platform would become less valuable to programmers. Because the potential audience has shrunk, sports leagues and celebrities like Howard Stern may demand higher payments to stay with the smaller network. Similarly, if a price increase boosted the platform’s profits, the owners of popular exclusive programming may demand higher payments. In other words, any potential additional profits earned by the merged firm’s price increase may be quickly taken by the programmers.
If there is market power, who holds it?
The reaction of programmers to a subscriber price increase raises another relevant issue to consider when evaluating a platform merger in a two-sided market: If there is market power, who holds it?
In the case of unique programming, such as Howard Stern or live sporting events, the platform that distributes the programming—especially one with relatively few subscribers—is unlikely to hold much market power. The large amount Sirius and XM pay for exclusive distribution rights is a testament to that point.

[4]	http://investor.sirius.com/downloads/2006AR.pdf

[5]	http://money.cnn.com/2004/10/06/news/newsmakers/stern_sirius/index.htm

Progress on Point 14.14	Page 5
The platform is valuable only to the extent that it can attract content that subscribers will value. Programmers, however, can choose among a large number of platforms to distribute their content, potentially allowing them to extract most of the rents from the distribution platform they choose.
In addition to facing analytical difficulties associated with two-sided markets, the platform itself faces competition, which has implications for antitrust analysis. The next section discusses platform competition.
3. Platform Competition
Modern communications platforms are unique in that they can distribute anything that can be broken down into bits of data. More standard platforms serve very particular purposes. Credit cards, for example, only facilitate financial transactions between buyers and sellers. While the number of possible financial transactions is almost endless, the platform serves a single purpose.
Platforms distributing digital services, however, are more general. Subject to bandwidth constraints, they can distribute radio, video, phone calls, email, and anything else that can be converted into ones and zeros.
This generality of the platform has two implications. First, consumers choose among a wide range of platforms from which to get various services.6 Second, over time many of these digital platforms can change the types of services they provide. As a result, barriers to entry into any particular service are likely to be low and firms can change their offerings fairly quickly to respond to changes in market conditions.7
Platforms compete for subscribers and content
Content distribution platforms compete for both sides of the two-sided market. They compete with each other for customers and with each other for content that will attract customers. Consumers and content providers have access to a large and growing number of platforms, which can be substitutes for each other.
Consumers choose among satellite providers, standard terrestrial radio offerings, Internet radio, and even personal music delivery platforms like iPods. And the number of such platforms continues to increase. Sprint offers streaming radio over its high-speed

[6]	This phenomenon is called “multihoming” in the two-sided markets literature. See Rochet, Jean-Charles and Jean Tirole. 2004. “Two-Sided Markets: An Overview” and Roson (2005).

[7]	If the platform is used to provide programming, then the costs of entry will depend in part on the costs of acquiring this programming. In that case, the analysis must focus also on competition in programming.

Page 6	Progress on Point 14.14
wireless services,8 and is building out a WiMax network that may be able to support streaming music and video.9 A new company called Slacker is poised to offer music using existing Ku band satellite services.10
DirecTV and Dish currently distribute XM and Sirius, respectively, over their networks, demonstrating that those video satellite services represent other possible platforms for delivering radio programming. If a merged XM-Sirius were to increase prices in a way that could potentially earn monopoly rents, DirecTV or Dish could conceivable choose to offer their own programming to take advantage of that entry opportunity.
Content providers, meanwhile, choose among a wide variety of platforms over which they can distribute their content. As discussed earlier, XM and Sirius attempt to differentiate themselves from each other and from other platforms by bidding for exclusive programming at great cost. XM and Sirius, however, do not own that content. Howard Stern at Sirius or Oprah and Major League Baseball at XM could negotiate new contracts with other platforms. If a merged XM-Sirius increased its prices, an existing platform such as DirecTV or Dish may see an opening to provide similar services and make a better offer for that programming.
The point here is that not only do subscribers have choices of platforms, so, too, do the providers of valuable content. Analyzing the net effects of a merger on all aspects of this competition is complicated.
Digital platforms can compete by changing their business model
Another complication in a merger analysis in this situation is that the platforms themselves are not static. A platform that delivers digital content can change its business model to provide services that the market may value more highly than its current offerings.11 As a result, a firm offering radio today may offer a different service tomorrow.
Consider, for example, Ku band satellite, which operates in the microwave band of frequencies. The Ku band was originally used by broadcast networks to provide video feeds to their affiliates.12 Today, while still primarily used for broadcasting satellite television, it is poised to become a platform that also provides radio and music services to subscribers through a new company called Slacker, as discussed above.
Because the services a platform can offer are not fixed, an antitrust analysis should

[8]	https://manage.sprintpcs.com/Manage/portal/!ut/p/_s.7_0_A/7_0_AFHH/.cmd/ad/.ar/sa.spf_ActionListener/.c/6_0_310/.ce/7_0_50NJ/.p/5_0_18L/.d/2?PC_7_0_50NJ_spf_strutsAction=%212fselectFolder.do%213fbreadCrumbLevel%3D0%2126folderId%3DMultimedia#7_0_50NJ

[9]	http://news.com.com/2102-7351_3-6103119.html?tag=st.util.print

[10]	http://blog.wired.com/music/2007/03/slacker_steals_.html

[11]	Regulatory rules may make such changes difficult. For example, regulatory rules may limit certain spectrum to certain uses. Such regulations may not be economically efficient.

[12]	http://www.tech-faq.com/ku-band.shtml

Progress on Point 14.14	Page 7
consider not only the services currently offered, but also those that might be offered in the future. In other words, how does a merger affect innovation in the platform and in the content that can be provided through it?
Satellite firms now use their bandwidth and technology to deliver primarily radio programming, but there is no reason they would continue to do so forever. DirecTV and the Dish Network now primarily distribute video programming but have expressed interest in providing high-speed Internet services.13
Similarly, XM and Sirius primarily distribute radio programming, but could provide other services in addition to (or ultimately instead of) radio. Indeed, Sirius recently announced an agreement with Chrysler to provide video in new minivans.14 A combined XM-Sirius might together have enough spectrum to compete more directly with cable, satellite television companies, and perhaps other wireless companies.
Antitrust analysis must therefore address several crucial questions. Would one or both of the firms choose to provider services other than radio if they do not merge? Similarly, what would a merged entity be able to offer that neither could offer by itself? Does a merger make such changes more or less likely? How would such changes affect consumers over time?
The essential point is that a digital platform cannot necessarily be defined by the services it provides at the moment. A more dynamic definition must also take into account not only other platforms that could provide the service in question, but also other ways the platform could be used in the future.
4.	Conclusion: Antitrust Analysis In the Presence of Platform Competition and Two-Sided Markets is Complex
In the economics literature on two-sided markets, the ability for at least one side to choose among platforms is called “multi-homing.” As several studies have noted, multi-homing complicates analysis and has ambiguous implications on price structures.15 Roson (2005) notes in a survey of the literature on two-sided markets that “adding multihoming makes the formulation and analysis of two-sided markets considerably more complex.16 To keep the analysis tractable, many authors just assume, on the

[13]	The DBS providers bid for spectrum presumably for the purpose of providing broadband Internet connections, but were unsuccessful in the AWS auction. Recent reports suggest that these providers may ally with Clearwire to provide broadband services. http://www.hollywoodreporter.com/hr/content_display/business/news/e3i6337374c02990aa351ec4a62c89 2f1e1

[14]	http://www.usatoday.com/money/autos/2007-03-29-siri-chrysler-tv_N.htm

[15]	See, for example, Rochet, Jean-Charles and Jean Tirole. 2004. “Two-Sided Markets: An Overview” and Evans, David S. 2003. “The Antitrust Economics of Multi-Sided Platform Markets.” Yale Journal on Regulation, 20.

[16]	Roson, Roberto. 2005. “Two-Sided Markets: A Tentative Survey.” Review of Network Economics, 4:2, pp. 142-160.

Page 8	Progress on Point 14.14
basis of specific characteristics of the market at hand, which market side multihomes.”
In short, two sided markets make antitrust analysis complex and platform competition and multi-homing further complicate the analysis. To make matters worse, little theoretical research has explicitly investigated the case in which both sides of the market can multi-home, almost no empirical research on two-sided markets yet exists, and, to my knowledge, no research has addressed dynamic platforms.
In the long run, more research is necessary to carefully consider these issues given the increasing importance of communications technologies and the ways in which their delivery is converging. In the short run, merger officials should take care to carefully take into account both sides of the platform when considering proposed mergers, recognize that the definition of the platforms themselves is rather dynamic, and whether any market power that exists is held by the platform or by one of the sides that uses the platform.
In short, a merger analysis of competing platforms that considers only a single component in this complex market is likely to reach an incorrect conclusion. In the case of the XM-Sirius merger, officials should consider not only subscribers, but also content providers, competing platforms, platforms that are potential competitors, and services the platforms in question may provide in the future that they do not today.
Such issues are likely to arise with increasing frequency given the growing number of digital platforms and services. Researchers and policymakers should put more effort into developing ways of rigorously analyzing antitrust decisions under these conditions.

Progress on Point 14.14	Page 9

The Progress & Freedom Foundation is a market-oriented think tank that studies the digital revolution and its implications for public policy. Its mission is to educate policymakers, opinion leaders and the public about issues associated with technological change, based on a philosophy of limited government, free markets and civil liberties. The Foundation disseminates the results of its work through books, studies, seminars, conferences and electronic media of all forms. Established in 1993, it is a private, non-profit, non-partisan organization supported by tax-deductible donations from corporations, foundations and individuals. PFF does not engage in lobbying activities or take positions on legislation. The views expressed here are those of the authors, and do not necessarily represent the views of the Foundation, its Board of Directors, officers or staff.
The Progress & Freedom Foundation ▪ 1444 Eye Street, NW ▪ Suite 500 ▪ Washington, DC 20005
voice: 202/289-8928 ▪ fax: 202/289-6079 ▪ e-mail: mail@pff.org ▪ web: www.pff.org

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of:	)
)
Sirius Satellite Radio Inc. and	)
XM Satellite Radio Holdings	)	MB Docket No. 07-57
Seek Approval to Transfer Control of	)
FCC Authorizations and Licenses	)
To: The Commission
COMMENTS OF PUBLIC KNOWLEDGE
     Public Knowledge submits these comments in response to the Public Notice1 in the above docketed proceedings. If the proposed merger withstands antitrust analysis, Public Knowledge supports the merger subject to conditions that will result in greater program diversity, increase consumer choice and keep prices in check.

[1]	Public Notice, FCC DA Docket No. 07-2417 (released Jun. 8, 2007).

     I. INTRODUCTION AND SUMMARY
          The merger of XM Satellite Radio and Sirius Satellite Radio presents a dilemma for public interest advocates. On one hand, the only two providers of satellite radio services are seeking to consolidate, which raises questions about the impact on prices and choice for consumers. On the other hand, competition has left both services weakened in a world where Internet radio, HD Radio, cable radio and other multichannel music, entertainment and information services have become increasingly popular.
          In making its decision, the Commission should consider the merger based not on the companies’ past financial decisions, but on the impact the merger would have on consumers and the benefits it could provide to the public. If the proposed merger survives the scrutiny of an antitrust analysis, the only pertinent questions are 1) whether the merger would benefit the public interest, and 2) whether denying the merger would harm consumers. Absent a merger, the two companies would likely avoid investing in programming that meets the needs of underserved communities. In contrast, a merged company could provide more diverse programming at better prices. It is important, however, to require certain safeguards that will ensure that the benefits of the merger will be passed on to consumers. Thus, the merger should only be approved subject to the following conditions:
•	the new company supplies consumers with pricing choices such as a la carte or tiered programming;

•	the new company makes 5% of its capacity available to non-commercial educational and informational programming over which it has no editorial control; and

•	the new company does not raise prices for three years after the merger is approved
          In addition, Public Knowledge urges the Commission not to impose two other conditions on this merger. First, it should not place any limits on satellite radio providers’ ability to broadcast local programming. The increased provision of local traffic, weather, and emergency information would be an obvious benefit to the public, and increased competition in local programming would likely improve its quality.
     Second, the merger should not be conditioned on regulations that would limit consumers’ ability to record programming. Such restrictions would be tantamount to repealing the Audio Home Recording Act,2 which specifically protects a consumer’s ability to record digital music.
     Despite the benefits of a merged XM/Sirius, some have cited the failed 2002 merger of Echostar and DirecTV as a reason for denying this merger. There are striking differences between the failed Echostar/DirecTV merger and the proposed XM/Sirius merger. Notably, the market is significantly different. In the five years since the failed Echostar/DirecTV merger, the audio entertainment market has grown to include a variety of competitors, including terrestrial radio, HD Radio, Internet Radio, and MP3 players, and new competitors on the horizon.3

     Finally, it should be noted that the National Association of Broadcasters (NAB) is one of the most vocal opponents of the merger.4 This opposition is hypocritical and anticompetitive. If satellite radio did not compete directly with terrestrial radio, it is doubtful that the NAB would take such pains to voice their concerns.

[2]	Audio Home Recording Act of 1992, Pub. L. No. 102-563, 106 Stat. 4237.

[3]	For example, Slacker is in the process of offering a mobile internet radio service. See, e.g., Associated Press, Start-Up Launches ‘Personal Radio’ Service, Mar. 14, 2007, available at http://online.wsj.com/article/SB117388069334336810.html.

[4]	Statement of Peter H. Smyth, President and CEO of Greater Media Inc. On Behalf of the National Association of Broadcasters, Digital Future of the United States: Part II—The Future of Radio. Hearing before the House Committee on Energy and Commerce, 110th Congress, 1st Sess. (2007) available at http://www.nab.org/AM/Template.cfm?Section=Press_Releases1&CONTENTID=8384&TEMPLATE=/CM/ContentDisplay.cfm.

     II. THE PROPOSED MERGER IS IN THE PUBLIC INTEREST
          Public Knowledge understands that additional information is required to determine whether the proposed merger will survive antitrust analysis.5 Essentially, approval of the merger hinges upon the definition of the relevant product market. Several studies have concluded that the relevant product market includes a wide range of competing products and services and that the merger has the ability to provide significant benefits to the public.6 If this is the case, the Commission should revoke the 1997 licensing rules specifying that a single satellite company should not control both licenses, and approve the merger under conditions which promote diversity, preserve consumer choice and keep prices in check.7 These conditions are necessary to ensure that when the merger results in increased efficiencies alongside any market concentration, consumers inherit the benefits of these efficiencies without suffering the side effects of any concentration.
          Such a merger would be in the public interest, providing more benefits to the public than an outright denial. Given the financial state of both companies, the slowing growth of their customer base, and the increasing competition in the market, it appears likely that in the absence of a merger, both services will not invest in new and diverse programming. In contrast, a stronger merged company will allow for more diverse programming, and will ultimately improve consumer choices.

[5]	A former official of the Department of Justice’s Antitrust Division apparently agrees with this assessment. See Statement of Charles E. Biggio, Wilson Sonsini Goodrich & Rosati, PC Before the Antitrust Task Force, Committee on the Judiciary, United States House of Representatives Concerning Competition and the Future of Digital Music, Feb. 28, 2007. (“Right now, we do not have all the facts necessary to determine the legality of the merger.”).

[6]	See Comments of Furchtgott-Roth Economic Enterprises, FCC MB Docket No. 07-57 (Jun. 27, 2007); Comments of Thomas Hazlett, FCC MB Docket No. 07-57 (Jun. 14, 2007).

[7]	The language prohibiting the combination of the two licenses may not constitute a binding rule. The FCC currently seeks comment as to whether language in the 1997 Order establishing the Satellite Digital Audio Radio Service that prohibited combining the licenses constitutes a binding rule that should be waived, modified or repealed. See Notice of Proposed Rulemaking, FCC Docket No. 07-119 (released Jun. 27, 2007).

     Over the past several years, both XM and Sirius have consistently lost money, and experienced stunted subscriber growth.8 These trends have crippled the companies’ abilities to invest in alternative programming and programming for underserved communities. For example, in 2005, XM dropped almost all of its world music channels, including one devoted entirely to African music. It also replaced its alternative Spanish-language music programming with more popular Spanish fare. Attracting the largest number of listeners while managing the high fixed costs of operating a satellite service will continue to make it difficult for each service, with its relatively small subscriber bases, to take chances on alternative programming and/or lower prices. In contrast, combining the companies and their subscriber bases would allow the new company to eliminate the costs of producing duplicative channels. For example, producing one sixties channel instead of two will allow resources to be allocated to generate underserved programming. Public interest groups that advocate for minorities recognize support this merger, recognizing the potential it creates for more diverse programming platforms.9
     As discussed below, these efficiencies would also allow the new company, subject to the Commission’s action, to provide increased local news and public affairs programming to listeners. Furthermore, the merged company would be able to give consumers access to exclusive programming that they currently cannot receive without subscribing to both services.

[8]	See, e.g., Craig Moffett, XMSR and SIRI: Where to from here? Bernstein Research, Feb. 20, 2007, 8-13 (showing projected losses and declining net subscriber growth for both companies). See also Richard Siklos and Andrew Ross Sorkin, Merger Would End Satellite Radio’s Rivalry, N.Y. Times, available at http://www.nytimes.com/2007/02/20/business/media/20radio.html (noting combined $6 billion in losses and slower-than-expected growth). One business and technology writer has surmised that many consumers have hesitated to subscribe to satellite radio services “because they didn’t know which company would survive.” James Surowiecki, Satellite Sisters, The New Yorker, Mar. 19, 2007.

[9]	See Comments of Hispanic Federation. FCC MB Docket No. 07-57 (Jun. 5, 2007); Comments of African Methodist Episcopal Church, FCC MB Docket No. 07-57 (Jun. 11, 2007); Comments of Women Impacting Public Policy, FCC MB Docket No. 07-57 (Jun. 12, 2007); Comments of National Council of Women’s Organizations, FCC MB Docket No. 07-57 (Jun. 20, 2007).

          It should be noted that even within a larger defined market, this merger will increase market concentration to some extent. Existing satellite subscribers may have significant switching costs, and will certainly have no perfect substitutes. To ensure that the efficiencies from the merger will in fact result in greater program diversity, increased consumer choice, and better pricing, the merger should only be approved subject to the following three conditions:
Consumer Choice: The new company should make tiered program choices available to its customers. For example, the new company could offer a music tier or a sports tier that would cost less than subscribing to the entire service.
Non-Commercial Set Aside: The new company should make available 5% of its capacity for noncommercial educational and informational programming over which it will have no editorial control. There is precedent for this kind of non-commercial set-aside.10 This would ensure a diversity of programming choices and would grant access to a national service to programmers who otherwise would be unable to reach the public on a national level. As with the DBS set-aside, the new company should be prohibited from filling it with programmers already on its system, and no non-commercial programmer would be able to control more than one of these channels.
Three-Year Freeze on Price Increases: Because of the expected gains from the merger and because competing services are still nascent, the new company should be prohibited from raising prices from its current rate of $12.95 per month for three years after the merger is approved. Nor should subscribers be required to pay additional fees to receive a small amount of exclusive content from the other company.11
In addition to implementing these conditions, the new company should bear the burden of demonstrating that it requires all 25 MHz currently allocated to satellite radio. Since the new company should operate more efficiently, it should be required to demonstrate that its ownership of this spectrum is in the public interest.

[10]	Existing law requires a direct broadcast satellite provider to “reserve a portion of its channel capacity, equal to not less than 4 percent nor more than 7 percent, exclusively for non-commercial programming of an educational or informational nature.” 47 U.S.C. § 335(b)(1).

[11]	Public Knowledge understands that the new company intends to offer consumers three programming plans soon after the merger is complete. The first plan will allow consumers to subscribe a tier of fewer channels, such as a sports tier, at a price lower than $12.95. The second plan allows consumers to maintain their current programming at the same cost of $12.95. The third plan, for example, would give XM subscribers their current XM programming, plus selected content currently exclusive to Sirius, and vice versa. None of these packages should be subject to price increases over the next three years.

      III. THIS MERGER SHOULD NOT INCLUDE ANY CONDITIONS THAT WOULD LIMIT SATELLITE RADIO FROM PROVIDING LOCAL PROGRAMMING
          The broadcast industry currently enjoys a monopoly on local radio programming. While satellite radio providers are generally prohibited12 from providing local programming, other audio entertainment providers are not capable of real-time, mobile transmissions. Over the past several years, the broadcast industry has focused on maintaining its monopoly on local programming, attempting to use the Commission and Congress to prevent satellite radio from providing local programming, such as weather, traffic, and emergency information.13 Clearly, one of the broadcast industry’s incentives for opposing the merger is to develop conditions that would, if not entirely prohibit satellite radio from providing local programming, prevent any increase in that programming. Under the guise of saving local radio, the broadcast industry seeks to have the government prohibit more local radio, thereby perpetuating its own comfortable monopoly. This merger puts front and center the debate over whether broadcasters should have a monopoly over local programming.
          Therefore, Public Knowledge urges the Commission to initiate a rulemaking to determine whether it is in the public interest to maintain current prohibitions on satellite radio’s provision of local programming.
          The anticompetitive restriction that currently prohibits satellite radio from providing local programming has already forced consumers to accept what many believe to be a dearth of quality

[12]	The relevant restriction prohibits satellite broadcasters from using terrestrial repeater networks to provide local programming. See XM Radio, Inc., Application for Special Temporary Authority, 16 FCC Rcd. 16781 (2001).

[13]	See, e.g., the Local Emergency Radio Service Act of 2007, H.R. 983, 110th Cong. (2007).

(if any) local programming on broadcast radio.14 As long as broadcasters continue to enjoy a monopoly on local programming, there is no incentive to improve the quality of that local programming.15 Competition in the local programming market would push broadcasters and satellite radio alike to deliver up-to-date, accurate traffic and weather and high quality, substantive news reports and other programming that meets the needs of local communities.
      IV. THIS MERGER SHOULD NOT BE CONDITIONED ON ANY LIMIT ON CONSUMERS’ RIGHT TO RECORD SATELLITE RADIO
          For almost two years, the recording industry and XM Satellite Radio have been engaged in a battle over whether XM should pay an extra licensing fee for selling a receiver that allows consumers to record blocks of programming and disaggregate them into individual songs. Meanwhile, the recording industry has attempted to force XM to embed technological protection measures that would prohibit this activity. This dispute is the subject of an ongoing lawsuit in the Second Circuit16 and pending legislation in the Senate.17
          Public Knowledge is concerned that the recording industry may attempt to use this merger as an opportunity to limit consumers’ ability to record satellite transmissions. Consumers have

[14]	See, e.g., Statement of FCC Commissioner Michael J. Copps, dissenting, re Review of the Commission’s Broadcast Ownership Rules (Jun. 2, 2003), http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-235047A9.pdf (commenting on the consolidation of local radio ownership: “Diversity of programming suffered. Homogenized music and standardized programming crowded out local and regional talent. Creative local artists found it ever more difficult to obtain play time. Editorial opinion polarized. Competition in many towns became non-existent as a few companies bought up virtually every station in the market.”); Statement of FCC Commissioner Jonathan S. Adelstein, dissenting, re Review of the Commission’s Broadcast Ownership Rules (Jun. 2, 2003), http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-235047A8.pdf; See also Jonathan Rintels and Philip M. Napoli, Ph.D. “Ownership Concentration and Indecency in Broadcasting: Is There a Link?” (2005), available at http://www.freepress.net/docs/ownership_indecency.pdf.

[15]	A condition limiting local programming via satellite radio should not be imposed even though Sirius CEO Mel Karmazin recently testified that the new company would have no interest in providing such programming. Such a condition would limit the ability of any future satellite radio service or any entity that might in the future purchase the new company to provide local programming, giving broadcasters a “state-sanctioned monopoly control” over local programming.

[16]	See Atlantic Recording Corp. v. XM Satellite Radio, Inc., No. 06 Civ. 3733 (S.D.N.Y. Jan. 19, 2007).

[17]	Platform Equality and Remedies for Rights Holders in Music (PERFORM) Act of 2007, S.256, 110th Cong. (2007).

been permitted to record radio transmissions since the invention of the tape player, and that ability is specifically protected under the Audio Home Recording Act, 17 U.S.C. § 1001 et seq., which prohibits any copyright infringement action based on the manufacture, importation, or distribution of a digital audio recording device, a digital audio recording medium, an analog recording device, or an analog recording medium, or based on the noncommercial use by a consumer of such a device or medium for making digital musical recordings or analog musical recordings. (Emphasis added.)
          The recording industry has questioned whether the Audio Home Recording Act should be repealed or revised in light of the changing technological landscape. While these might be legitimate questions for Congress, it is not appropriate to address them in the context of a merger. Moreover, the federal courts have already ruled that the Commission does not have the power to require particular technological design mandates in the absence of express Congressional authority.18 Nor can the Commission require XM to pay a licensing fee for selling receivers that allow consumer recording that is lawful under the Audio Home Recording Act.
     V. THE FAILED 2002 MERGER OF DIRECTV AND ECHOSTAR DOES NOT PROVIDE A BASIS FOR DENYING THE MERGER OF XM AND SIRIUS
          Some opponents19 of the proposed XM/Sirius merger have argued that the merger should be denied based on its similarity to the failed merger of the direct broadcast satellite (DBS) providers Echostar and DirecTV. Upon closer examination, it is clear that this argument is not only a misguided attempt to capitalize on superficial similarities; it also ignores significant differences between the two mergers. When carefully considered, these distinctions illustrate

[18]	Am. Library Assoc. v. FCC, 406 F.3d 689 (D.C. Cir. 2005).

[19]	See, e.g., Statement of David K. Rehr, President and CEO, Nat’l Ass’n of Broadcasters. Hearing on Competition and the Future of Digital Music. United States House of Representative, Committee on the Judiciary Antitrust Task Force, Feb. 28, 2007, available at http://judiciary.house.gov/media/pdfs/Rehr070228.pdf, Statement of Dr. Mark N. Cooper, Director of Research, Consumers Fed’n of Am. Hearing on Competition and the Future of Digital Music. United States House of Representative, Committee on the Judiciary Antitrust Task Force, Feb. 28, 2007, available at http://judiciary.house.gov/media/pdfs/Cooper070228.pdf.

that the failed 2002 Echostar/DirecTV merger is not instructive when analyzing the proposed merger.
     The most fundamental difference between the mergers is the shape and definition of the relevant product market. In 2002, when the Echostar/DirecTV merger was denied, consumers’ options for multichannel video programming were drastically different. Neither telephone companies nor webcasters were providing any significant multichannel video services. Today, however, the landscape is quite different. For example, Verizon’s FiOS, AT&T’s U-verse, and Virtual Digital Cable, an internet video-streaming company, are new alternatives to cable that provide additional ways for consumers to receive multichannel video services.
     Similarly, there have been major changes in the audio programming market. Industry-wide competition over the past five years has prompted automobile dealers to insert iPod jacks in new vehicles and cellular phone companies to provide mobile music services. Further innovation growing out of this competition has led to the development of WiMax and other mobile Internet services, giving consumers yet another option for listening to audio programming of their choice.20 Accordingly, today’s XM and Sirius, unlike the Echostar and DirecTV of 2002, are a small part of a highly competitive audio entertainment industry that has expanded over the last five years to include not only terrestrial radio broadcasting, but also HD Radio, mobile Internet radio, and other mobile audio services such as MP3 players and cellular telephones.
     Additionally, several of the Commission’s own reasons21 for denying the Echostar/DirecTV merger are not applicable to the proposed merger:22

[20]	For example, Slacker aims to provide mobile radio via satellite and demonstrates the direction that competition fueled-innovation can take. See See, e.g., Associated Press, Start-Up Launches ‘Personal Radio’ Service, Mar. 14, 2007, available at http://online.wsj.com/article/SB117388069334336810.html. See also infra note 6.

[21]	Application of EchoStar Commc’ns Corp., Hearing Designation Order, 17 FCC Rcd 20559 (2002).

No Merger to Monopoly: The Commission found that the Echostar/DirecTV merger would be a merger to monopoly in rural and other areas where consumers did not have access to cable.23 Here, as there are a significant number of competitors available to consumers, rural customers included, the XM/Sirius merger would not result in a monopoly.
Free Market Competition will Continue to Thrive: The Commission denied the Echostar/DirecTV merger in part because the companies proposed a complex “national pricing” regime24 to protect consumers against price inflation,25 stating that “[i]t would be costly and difficult for the Commission” to monitor and enforce the proposed pricing system.”26 By contrast, the proposed merger would require no complex pricing plan. Instead, Public Knowledge proposes a simple condition requiring the merged company to maintain the current price of $12.95 per month for three years. Beyond this, competition from already vibrant national competitors such as terrestrial radio, MP3 players, and Internet radio will force the merged company to keep prices low, without a need for additional Commission oversight.
     Differences in multichannel video and audio services further distinguish the proposed merger from the failed 2002 Echostar/DirecTV merger. Most revealing is that many, if not most, subscribers to cable and DBS purchase these services in order to receive better (or any) local TV reception.27 Thus, “free” over-the-air TV has had little effect on the price of multichannel video services, as consumers do not consider one a replacement for the other, but rather subscribe to the multichannel services as a means to receive the free services. This is not the case with multichannel audio services. With some rare exceptions, XM and Sirius do not carry local radio stations, and consumers subscribe to those services only because they are willing to pay for content that terrestrial broadcasters do not carry. However, should satellite radio prices rise

[22]	See Comments of League of Rural Voters, MB Docket No.07-57 (Jun. 21, 2007) (filing a study entitled “Sirius/XM vs. Echostar/DirecTV: A Fundamentally Different Merger for Rural Consumers), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6519533927.

[23]	Id at ¶ 99.

[24]	It is useful to note that the “national pricing” plan was proposed to answer concerns about a lack of competition in the multichannel video market. Here, where satellite radio makes up only a small portion of the audio entertainment market, vibrant competition supersedes any need for a pricing system.

[25]	Id at ¶ 178—179.

[26]	Id. at ¶ 183. The Commission also stated that effective enforcement of the pricing plan would require “extensive regulatory oversight, extending to tens of thousands of equipment retailers.” Id. at ¶ 184.

[27]	Before DBS providers were required to carry all local stations if they carried one such station, many rural residents would subscribe to get access to television of any kind, whether local or not.

significantly or competitors (such as terrestrial radio) provide cheaper, comparable content, consumers will be unlikely to continue to subscribe to XM or Sirius.
     Lastly, it is important to note that, in hindsight, denying the Echostar/DirecTV merger did not necessarily benefit consumers. Supporters of that merger argued that one strong satellite TV company would provide better competition to incumbent cable providers than two weak companies. Nevertheless, the merger was denied.28 As a result, cable prices have continued to increase, and the two separate, weak, DBS companies lack the capacity to provide broadband service that can truly compete with cable.29
     In this context, the parallels between Echostar/DirecTV and XM/Sirius are significant: one strong satellite radio company will compete with radio broadcasters, forcing them to provide better, more diverse programming and fewer commercials, particularly as broadcasters provide multiple HD Radio streams. As broadcasters are acutely aware, two weak companies are less able and unlikely to provide any competitive or political pressure on broadcasters.
     VI. THE BROADCAST INDUSTRY’S OPPOSITION TO THE MERGER IS HYPOCRITICAL AND ANTICOMPETITIVE
     Claiming that it “fully supports competition on a level playing field,” the National Association of Broadcasters opposes this merger for a variety of reasons, including the argument that it would result in “state-sanctioned, monopoly control over the 25 MHz of spectrum allocated to satellite radio service,” that it “will not provide sufficient...public interest benefits,”

[28]	Some have speculated that the opposition of News Corporation, which had sought to purchase DirecTV, was very influential in this decision. See, e.g., Jeffrey Chester, Murdoch Adds to Empire with Control of DirecTV, AlterNet, May 20, 2003, available at http://www.mindfully.org/Reform/2003/Murdoch-Empire-DirecTV10apr03.htm; Laura M. Holson and Seth Schiesel, Diverse Groups Opposes Echostar-DirecTV Deal, N.Y. Times, Jan. 30, 2002.

[29]	For example, the separate DBS companies lacked the resources to bid successfully for new Advanced Wireless Services spectrum, access to which might have given them adequate broadband capacity to become a competitor to cable.

and that it is “a government bailout for questionable business decisions.”30 Among the many ironies in the NAB’s opposition to this merger31 is the broadcast industry’s current pursuit of FCC relief allowing consolidation,32 a movement motivated by the supposedly uncertain and deteriorating financial state of the broadcast industry.33
     The NAB’s opposition to the proposed merger is simply the last in a very long history of broadcaster efforts to place regulatory roadblocks in the path of the satellite broadcast industry.
     A. The NAB has opposed the development of satellite radio since licenses were first issued.
     As early as 1982 the NAB filed suit against the Commission in an effort to prevent the authorization of satellite radio (then called Digital Audio Radio Service, or DARS) and television. In 1994, the NAB opposed the issuing of licenses for operating any satellite radio technology (which was then called SDARS). In 1995, in an attempt to block issuance of SDARS licenses, the NAB filed reports from Kagan Research and Strategic Policy, arguing that that satellite radio “will fragment radio audiences and make local radio unprofitable.” In 1997, even

[30]	Statement of David K. Rehr, President and CEO, National Association of Broadcasters, Hearing on Competition and the Future of Digital Music, United States House of Representatives, Committee on the Judiciary, Antitrust Task Force, Feb. 28, 2007.

[31]	See Gigi Sohn, From the Unmitigated Gall Department, Public Knowledge Policy Blog, http://www.publicknowledge.org/node/836. For example, despite its alleged desire for a “level playing field,” the NAB is actively opposing any and all efforts to require their members to pay the same “performance” fees to artists that webcasters and satellite radio pays, going so far as to call that fee a “performance tax.” See also http://www.publicknowledge.org/node/850.

[32]	Fears that granting the XM/Sirius merger will result in automatic approval for all future digital media mergers are unfounded. This merger, like all mergers, is attended by a unique set of facts that must be considered in determining if it is in the public interest. In contrast, the level of consolidation achieved in the terrestrial broadcast market has had demonstrable effects against the public interest.

[33]	See, e.g., Shira Ovide, Clear Channel’s Profit Declines 54%, Wall Street Journal, Feb. 24, 2007 at A6; Associated Press, Earnings Preview: CBS Corp, available at http://www.chron.com/disp/story.mpl/ap/fn/4583381.html, Feb. 26, 2007 (noting losses in the “troubled radio unit,” apparently caused by “stagnation in the overall radio market”), Comments of the National Association of Broadcasters, FCC Quadrennial Ownership Review, MB Docket No. 06-121 (Filed Oct. 23, 2006) 29-35 available at http://www.nab.org/Content/ContentGroups/Legal/Filings/2006/QuadrennialOwnership2006Final.pdf (“In sum, the combination of competition from cable, satellite, the Internet and other digital technologies is forcing broadcasters to fight even harder in the advertising marketplace.”).

after SDARS licenses were awarded, the NAB continued to complain to the Commission about the grave damage to terrestrial radio from authorization of SDARS.34
     In 1994, the NAB opposed CD Radio’s (now Sirius) request to issue shares of common stock to raise capital.35 The NAB continued its fight against deployment of SDARS satellites, demanding that CD Radio change its technical plan when it attempted to add a third satellite36 and opposing the application of WCS Radio to deploy two satellites for DARS.37 WCS Radio eventually withdrew its application.
     B. The NAB has opposed satellite radio using terrestrial repeaters.
Shortly after the SDARS approval order was issued in 1997, the NAB went on the attack, characterizing itself as “an ardent opponent of SDARS” and demanding the prohibition of terrestrial repeaters.38 In 1999, the NAB attempted to persuade the Commission to forbid the deployment of terrestrial repeaters until extensive proceedings to provide explicit authorization were conducted.39 In 2000, the NAB demanded that the Commission require extensive technical filings from XM and Sirius before considering approval of satellite radio operators to supplement satellite feeds to repeaters with terrestrial feeds and insisted that the Commission prohibit use of

[34]	See “The NAB: A History of Hypocrisy,” (Apr. 17, 2007), http://www.orbitcast.com/archives/the-nab-a-history-of-hypocrisy.html.

[35]	See In the Matter of Request for Declaratory Ruling Filed by Satellite CD Radio, Inc., Declaratory Order. 9 FCC Rcd. 2569 (1994).

[36]	See In re Establishment of Rules and Policies for the Digital Audio Satellite Serv., Petition for Declaratory Ruling, IB Docket No. 95-91 (Apr. 14, 2004) available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6516087974.

[37]	Reply Comments of the Nat’l Ass’n of Broadcasters, In re Application of WCS Radio, Inc. SAT-LOA-1998 (Feb. 3, 1999), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6006241630.

[38]	Comments of the Nat’l Ass’n of Broadcasters, In re Establishment of Rules and Policies for the Digital Audio Radio Satellite, IB Docket No. 95-91, 1 (Jun. 13, 1997), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=1851540001.

[39]	See Nat’l Ass’n of Broadcasters, Ex Parte Filing, available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6009449567.

terrestrial repeaters to transmit locally-originated programming.40 Later, the NAB opposed requests from XM and Sirius for special temporary authority to operate DARS terrestrial repeaters.41 More recently, in 2006, the NAB renewed demands for further regulation of satellite radio terrestrial repeaters.42
     C. The NAB has opposed measures that would facilitate satellite providers’ ability to provide local programming.
     Noting the potential for satellite radio to effectively and profitably utilize local programming like weather, news, and sports coverage, particularly after XM received a patent for “a method and system for providing geographic specific services in a satellite communications network,” the NAB has vigorously opposed any use of terrestrial repeaters by satellite radio for locally-originated programming. In February 2001, the NAB filed an ex parte notice indicating its opposition to any locally-originated or locally-targeted programming on satellite radio. Later that year, the NAB again opposed satellite radio using terrestrial repeaters to transmit locally-originated programming,43 and also demanded that the Commission prohibit local origination of satellite radio programming.44 In March 2002, the NAB petitioned the

[40]	Comments of the Nat’l Ass’n of Broadcasters, In re Establishment of Rules and Policies for the Digital Audio Radio Satellite Serv., IB Docket No. 95-91, available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6010955705.

[41]	Comments of the Nat’l Ass’n of Broadcasters, In re XM, Radio, Inc. and Sirius Satellite Radio, Inc., IB Docket No. 95-91 (Aug. 23, 2001), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6512763657; Nat’l Ass’n of Broadcasters, Ex Parte Filing, In re IB Docket No. 95-91 (Sep. 14, 2001), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6512765602.

[42]	Comments of Nat’l Ass’n of Broadcasters, In re Request of AT&T Inc., BellSouth Corp., Comcast Corp., NextWave Broadband Inc., NTELOS, Inc., Sprint Nextel Corp., Verizon Labs. Inc., and WaveTel NC License Corp, WT Docket No. 06-102 (Jun. 9, 2006), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6518359477.

[43]	Comments of the Nat’l Ass’n of Broadcasters, In re XM, Radio, Inc. and Sirius Satellite Radio, Inc., IB Docket No. 95-91 (Aug. 21, 2001), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6512763414.

[44]	Comments of Nat’l Ass’n of Broadcasters, In re Authorization of Satellite Digital Audio Radio Serv. Terrestrial Repeaters Network, IB Docket No. 95-91 (Dec. 14, 2001), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6512975643.

Commission to condition SDARS repeaters on “iron-clad commitment that they will not be used to permit locally differentiated programming.”45 In April 2003, the NAB began to specifically target XM’s offering of local weather services, and again in September 2003.46 The NAB reiterated its opposition to satellite radio transmitting any locally-originated programming in 2004.47 More recently, in this and the previous Congress, the NAB sought legislation to compel the Commission to prohibit satellite radio from offering any local traffic, weather, and public safety information.48
     D. The NAB’s continued opposition indicates that terrestrial radio is a competitor to satellite radio.
     The NAB has continued these practices more recently with refusals by at least two broadcast groups to carry satellite radio advertising,49 while another broadcast group insists that satellite radio carry broadcasters’ scheduled advertisements when it programs channels on satellite radio.50
     The NAB’s aggressive opposition to satellite radio over the last decade is compelling evidence that the two audio entertainment services are, in fact, direct competitors. The time, effort, and resources that the NAB has devoted to challenging satellite radio at every step

[45]	Nat’l Ass’n of Broadcasters, Ex Parte Communication (Mar. 4, 2002), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6513079502. See also Nat’l Ass’n of Broadcasters, Ex Parte Communication (Mar. 14, 2002), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6513081807.

[46]	Nat’l Ass’n of Broadcasters, Ex Parte Communication (Apr. 14, 2003), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6513982013. See also Nat’l Ass’n of Broadcasters, Ex Parte Communication (Sep. 15, 2003), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6515082469.

[47]	Nat’l Ass’n of Broadcasters, Petition for Declaratory Ruling, In re Establishment of Rules and Policies for the Digital Audio Radio Satellite Serv., IB Docket No. 95-91 (Apr. 14, 2004), available at http://gullfoss2.fcc.gov/prod/ecfs/retrieve.cgi?native_or_pdf=pdf&id_document=6516087973.

[48]	Local Emergency Radio Service Preservation Act of 2007, H.R, 983, 110th Cong. (2007); Local Emergency Radio Service Preservation Act of 2006, S.2418, 109th Cong. (2006).

[49]	See Sarah McBride, Four XM Music Stations Will Start Running Ads, Wall Street Journal, Mar. 8, 2006, available at http://online.wsj.com/article/SB114178705518792190-email.html.

[50]	See Clear Channel’s New Plan for Satellite Radio: Make it Worse, Tech Dirt, Mar. 8, 2006, http://www.techdirt.com/articles/20060308/0836259.shtml indicate that the NAB itself considers satellite radio one of its competitors in the broader audio entertainment market. Its opposition to the proposed merger, then, is hypocritical on two levels: first, the NAB opposes this merger at the same time that it seeks the Commission’s blessing for its own consolidation efforts, and second, the NAB professes to enthusiastically support a competitive market while simultaneously devoting its energy to suppressing one of its own competitors: satellite radio.
     VII. CONCLUSION
     If the proposed merger of XM and Sirius Satellite Radio survives antitrust analysis, Public Knowledge supports its approval subject to conditions that will promote diversity, preserve consumer choice and keep prices in check. By offering tiered programming, setting aside 5% of its capacity for noncommercial educational and instructional programming and freezing price increases for three years, the benefits of the merger will be passed on to the public. Furthermore, Public Knowledge urges the Commission to initiate a rulemaking to determine whether upholding the existing restrictions on satellite radio’s ability to provide local programming is in the public interest.
Respectfully submitted,
Sherwin Siy
Gigi B. Sohn
Public Knowledge
1875 Connecticut Avenue, NW
Suite 650
Washington, D.C. 20009
(202) 518-0020
Elizabeth Gonsiorowski
Kimberly Maynard
Law Clerks
Public Knowledge

July 9, 2007
VIA HAND DELIVER
Commission’s Secretary
Office of the Secretary
Federal Communications Commission
236 Massachusetts Avenue, NE, Suite 110
Washington, DC 20002
          Re: MB Docket No. 07-57: Toyota Comments on Satellite Radio Merger
Dear Commissioners:
          We write on behalf of Toyota Motor North America, Inc. and the U.S. affiliates of Toyota Motor Corporation, including Toyota Motor Sales, U.S.A., Inc. (collectively, “Toyota”), to comment on the proposed merger of XM Satellite Radio (“XM”) and Sirius Satellite Radio (“Sirius”).
Statement of Interest:
          As the manufacturer and distributor of Toyota, Lexus and Scion vehicles, Toyota has a keen interest in ensuring that the entertainment options offered to the purchasers of its vehicles remain vital and economical. Toyota currently offers both XM and Sirius as an option on its vehicles. (However, Toyota only offers XM as a factory installed option.) Toyota is particularly concerned that the expectations of customers who have already purchased a Toyota

Federal Communications Commission
July 9, 2007

vehicle equipped with satellite radio be satisfied going forward. Toyota prides itself on its reputation for producing quality products, and the quality of entertainment options available on its vehicles could affect that reputation.
Content & Pricing:
          A satellite radio subscriber typically cannot access the best programming from both services. If the proposed merger makes it possible for customers to easily access programming choices from both services, the attractiveness of satellite radio will be enhanced. XM has represented to Toyota that after the merger, customers could gain access to packages offering both XM and Sirius programming for less than the current combined price. Furthermore, we are informed that as a result of the proposed merger satellite radio customers will be able to select packages of fewer channels at lower prices. If these enhanced options in fact become available, satellite radio subscribers stand to benefit as entertainment choices would increase and overall pricing would become more affordable.
Interoperable Radios & Customer Preservation:
          Toyota customers expect that their vehicles and associated equipment, including satellite radio, continue to function as intended for the life of that vehicle. It is imperative that the satellite radio industry continues to serve these customers for the life of their vehicles. Any impact on the continued operation of existing satellite radios as a result of the merger would seriously concern Toyota and its customers.
          Furthermore, historically, aftermarket audio development cycles have moved more quickly than the automotive industry to bring comparable hardware to market because, among other reasons, of the need to coordinate with new vehicle design. New hardware capable of accommodating new services offered as a result of the merger should be readily available to consumers immediately upon deployment of the new services at affordable prices. Development of an interoperable radio could require significant research and time to develop. It could be challenging for automakers to keep costs down given an accelerated timeline for such a change. Toyota would be concerned if the expense of such development were to result in an increase in the price of existing services or hardware.
Bandwidth & Audio Quality:
          With a finite bandwidth for both XM and Sirius, it may be difficult for a combined entity to deliver more content while maintaining or even improving audio quality. It is Toyota’s hope that audio quality can be improved over time while maintaining or expanding existing services.

Federal Communications Commission
July 9, 2007

Business Operations:
          Toyota has invested substantially in business operations unique to selling and servicing XM satellite radio. Toyota also has made significant investments in inventories of XM satellite specific parts such as in-vehicle satellite radio ready head-units, accessory parts and antennas, and inventory control systems specific to these parts. If the merger requires changes to operations or inventories, this could increase Toyota’s costs to the detriment of Toyota and its customers.
Conclusion:
          For all these reasons, Toyota’s commitment to offering the best audio entertainment and informational options to its customers may be closely aligned with the public interest. Toyota’s primary concern is that the merger not threaten the continued viability of equipment already installed in vehicles, or require excessive and time consuming investments in developing and deploying new hardware. However, if compatibility with installed hardware can be maintained, customer choice enhanced, and prices lowered due to efficiencies, the merger may be in the best interest of the consumer.

Sincerely,

George S. Cary
Michael R. Lazerwitz